UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2010
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT
(From January 1, 2009 to December 31, 2009)
THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

2

Contents

I.	Company Overview
II.	Business
III.	Financial Information
IV.	Auditor’s Opinion
V.	Management Discussion and Analysis
VI.	Corporate Organization including Board of Directors and Affiliated Companies
VII.	Shareholders Information
VIII.	Employees
IX.	Transactions with Parties Having Interests
X.	Other Information Relating to the Protection of Investors
Attachment: Korean GAAP Non-consolidated Financial Statements

I. COMPANY OVERVIEW
1. Company Overview
A. Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B. Date of Incorporation: March 29, 1984
C. Location of Headquarters
(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com
D. Corporate Purpose of the Company
Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Real estate business(development, maintenance, leasing, etc.) and chattel leasing business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Electronic financial business

12.	Motion picture business (Production, Importation, Distribution, Screening)

13.	Lifetime education and lifetime educational facilities management

14.	Electric related construction business

15.	Information and communication related work business

16.	Ubiquitous city construction and service business

17.	Any business or undertaking incidental or conducive to the attainment of the objects above
E. Credit Ratings
(1)	Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 13, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
September 1, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current rating
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 27, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current rating
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

			Credit rating entity	Rating
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	classification
June 13, 2006	CP	A1	Korea Information Services, Inc.	Current rating
June 21, 2006	CP	A1	Korea Ratings	Current rating
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current rating
September 1, 2006	CP	A1	Korea Ratings	Regular rating
December 27, 2006	CP	A1	Korea Information Services, Inc.	Regular rating
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular rating
May 29, 2007	CP	A1	Korea Ratings	Current rating
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating
November 5, 2007	CP	A1	Korea Ratings	Regular rating
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating of	Credit rating company
Date of credit rating	Subject of rating	securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating

		Credit rating of	Credit rating company
Date of credit rating	Subject of rating	securities	(Credit rating range)	Rating type
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating
2. Company History
A. Location of Headquarters
•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Significant Changes in Management
At the 26th General Shareholders’ Meeting held on March 12, 2010, Cho, Ki Haeng was elected as an inside director, Chung, Jay Young was elected as a member of the audit committee and Shim, Dal Sup was re-elected as an independent director while Sung Min Ha resigned from the Board on March 12.
C. Other Important Matters related to Management Activities
(1)	Resolution to issue registered offshore unsecured convertible bonds.
In accordance with the resolution of the Board of Directors on March 13, 2009, the Company issued offshore registered, unsecured convertible bonds in order to refinance its maturing offshore unsecured convertible bonds (maturity date: May 27, 2009) originally issued in May of 2004. Details related to the said offshore unsecured convertible bonds are as follows:

Face value of the Convertible Bonds (“CB”)	US$332,528,000 (Won 460,019 million)

Interest and Payment Terms of the CB	Coupon Rate of 1.75% payable semi-annually

Maturity of the CB	April 7, 2014

Conversion Price and Ratio	Won 230,010 per share, 100%

Shares to be Converted	Registered Common (Treasury) Shares issued by the Company

Conversion Period	From May 18, 2009 to March 28, 2014
(2)	Acquisition of leased-line business and related ancillary businesses of SK Networks
In accordance with the resolution of the Board of Directors on May 21, 2009, the Company decided to acquire leased-line business and related ancillary businesses (including all assets, liabilities and other rights and obligations related to such businesses) of SK Networks. Through the acquisition, the Company intends to increase the efficiency of its network utilization and provide optimal services by internalizing mobile phone transmission lines. Acquisition price was Won 892,850 million. As of September 30, 2009, the assets and liabilities of the businesses being acquired amounted to Won 646,413 million and Won 620,154 million, respectively. Revenue from the businesses being acquired in 2008 was Won 416,533 million. SK Networks approved the acquisition in its shareholders’ meeting held on July 6, 2009. The acquisition closed, and the acquisition price was paid, on September 30, 2009.
(3)	Purchase of SK Broadband shares
On July 21, 2009, the Company purchased 47,187,105 shares of SK Broadband’s common stock in its rights offering, at Won 5,000 per share (aggregate purchase price of Won 235,935,525,000), to increase competitiveness of the Company’s and its affiliates’ businesses. The Company’s equity interest in SK Broadband increased from 43.4% to 50.6%.
(4)	Payment of interim dividends
In accordance with the resolution of the Board of Directors on July 23, 2009, the Company decided to pay interim dividends as follows:
(a)	Dividend amount: Won 1,000 per share (aggregate dividend amount of Won 72,345,003,000)

(b)	Market dividend rate: 0.57%

(c)	Record date: June 30, 2009

(d)	Dividend payment date: within 20 days from the date of the resolution of the Board of Directors
(5)	Sale of SK C&C Shares
In accordance with the resolution of the Board of Directors on September 18, 2009, the Company decided to sell common shares of SK C&C Co., Ltd. (“SK C&C”) held by the Company in the initial public offering of SK C&C’s common shares on the KRX KOSPI Market. The Company sold 10,500,000 shares of SK C&C at Won 30,000 per share (aggregate sale price of Won 315,000 million), pursuant to the final offering price and amount as disclosed on November 2, 2009. After the sale, the Company’s equity stake in SK C&C decreased from 30.0% to 9.0%.
(6)	Sale of China Unicom Shares
In accordance with the resolution of the Board of Directors on September 25, 2009, the Company sold all common shares of China Unicom (HongKong) Limited (“China Unicom”) held by the Company (899,745,075 shares) to China Unicom on November 5, 2009 at HK$11.105 per share, amounting to an aggregate sale price of HK$9,991,669,058.
(7)	Purchase of shares of Hana Card Co., Ltd.
In accordance with the resolution of the Board of Directors on December 14, 2009, the Company purchased shares of Hana Card Co., Ltd. (purchase price: Won 400 billion, number of shares: 57,647,058, percentage of total outstanding shares: 49%) on February 25, 2010.

3. Total Number of Shares
A. Total number of shares

(As of December 31, 2009)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit*	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,400,712	—	8,400,712	—
VI. Number of shares outstanding (IV-V)	72,344,999	—	72,344,999	—

*	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As the result of such retirement of common shares, the total number of shares decreased to 80,745,711.
B. Treasury Stock
(1)	Acquisitions and Dispositions of Treasury Stocks

(As of December 31, 2009)	(Unit: Shares)

			At the
			beginning of	Changes				At the end
Acquisition methods		Type of shares	period	Acquired (+)		Disposed (-)	Retired (-)	of period	Remarks
Direct acquisition	pursuant to Article 165-2 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Common shares	4,704,828	179,200	**	—	448,000	4,436,028	—
		Preferred shares	—	—		—	—	—	—
	based on reasons other than those stipulated in Article 165-2 of the FSCMA	Common shares	77,970	4	***	—	—	77,974
		Preferred shares	—	—		—	—	—	—
Sub-total		Common shares	4,782,798	179,204		—	448,000	4,514,002 *	—
		Preferred shares	—	—		—	—	—	—
Indirect acquisition through trust and other agreements		Common shares	3,886,710	—		—	—	3,886,710	—
		Preferred shares	—	—		—	—	—	—
Total		Common shares	8,669,508	179,204		—	448,000	8,400,712	—
		Preferred shares	—	—		—	—	—	—

*	Among 4,514,002 shares directly acquired by us, 1,999,997 shares were deposited with the Korea Securities Depository as of December 31, 2009 for issuance upon conversion of the overseas convertible bonds.

**	These 179,200 shares were purchased with retained earnings and were retired on January 9, 2009.

***	These 4 shares were due to the purchases of fractional shares.
(2)	Retirement of Treasury Stock
(Unit: in millions of Won, Shares)

			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of
	Share Price	Common	448,000	92,476	December 2, 2008 —
					January 7, 2009	—
Total		Common	448,000	92,476	—	—
		Preferred	—	—	—	—
(3)	Execution of Trust Agreements relating to Treasury Stocks, Etc.
(Amounts: in millions of Won)

	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
		No. of		No. of		No. of		No. of
Category	Amount	Transactions	Amount	Transactions	Amount	Transactions	Amount	Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date:
Oct. 26, 2007 Extension Amount: Won 631,200 2. Extension Date: October 29, 2007 Extension Amount: Won 350,800
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—

Total	982,000	4	—	—	—	—	982,000	4	—

4. Status of Voting Rights

(As of December 31, 2009)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting rights (E = A - B - C + D)	Common share	72,344,999	—
	Preferred share	—
5. Dividends and Others
A. Dividends
(1)	Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.

•	Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.

(3)	Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.

•	Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.

(5)	Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(7)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

		As of and for the	As of and for the	As of and for the
		year ended December	year ended December	year ended December
Classification		31, 2009	31, 2008	31, 2007
Par value per share (Won)		500	500	500
Net income		1,288,340	1,277,658	1,642,451
Net income per share (Won)		17,808	17,559	22,607
Total cash dividend		680,043	681,996	682,379
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		52.8	53.4	41.5
Cash dividend yield ratio (%)	Common share	5.6	4.5	3.8
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 682,379 million for the year ended December 31, 2007 includes the total interim dividend amount of Won 72,667 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS
1. Business Overview
A. Industry Characteristics
As of December 31, 2009, the number of domestic mobile phone subscribers reached 47.9 million and, with more than 98% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 100%, additional future growth of the domestic market may be possible.
The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services and other related contents.
B. Growth Potential
(Unit: 1,000 persons)

		As of December 31,
Classification		2009	2008	2007	2006	2005
Number of subscribers	SK Telecom	24,270	23,032	21,968	20,271	19,530
	Others (KT, LGT)	23,675	22,575	21,529	19,926	18,812
	Total	47,944	45,607	43,497	40,197	38,342
(Source: Korea Communications Commission website)
C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company

(As of December 31, 2009)	(Unit: %)

	As of December 31,
Classification	2009	2008	2007	2006
Mobile communication services	50.6	50.5	50.5	50.4
Comparative market share

(As of December 31, 2009)	(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.6	31.3	18.1
(Source: Korea Communications Commission website)

2. Major Products & Services
A. Updates on Major Products and Services
(Unit: in millions of Won, %)

Business fields	Sales type	Item	Specific Usage	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile communication	Mobile Phone	NATE, T store and others	11,820,202(97.7%)
—	—	Others	—	Others	280,982(2.3%)
B. Price Fluctuation Trend of Major Products and Services
Based on the Company’s Basic Plan for monthly subscription, the basic service fee is Won 13,000 per month and the usage fee is Won 20 per 10 seconds. These rates are the same as the rates for 2007 and 2008. Based on the Company’s Standard Plan, launched in April 2008, the basic service fee is Won 12,000 per month and the usage fee is Won 18 per 10 seconds.
3. Investment Status
A. Investment in Progress
(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of			already	Future
Business field	Classification	period	investment	Investment effect	Total investments	invested	investment
Network/Common	Upgrade/ New installation	2009	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	17,690	To be determined
Total				—	To be determined	17,690	To be determined
B. Future Investment Plan
(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2010	2011	2012	Investment effect
Network/Common	Network, systems and others	17,500	17,500	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		17,500	17,500	To be determined	To be determined	Upgrades to the existing services and provision of new services

4. Revenues
(Unit: in millions of Won)

Business field	Sales type	Item		2009	2008	2007
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	11,820,202	11,492,832	11,083,821
			Subtotal	11,820,202	11,492,832	11,083,821
	—	Others	Export	2,339	5,855	4,101
			Domestic	278,643	175,975	197,979
			Subtotal	280,982	181,830	202,080
Total			Export	2,339	5,855	4,101
			Domestic	12,098,845	11,668,807	11,281,800
			Total	12,101,184	11,674,662	11,285,901
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of our derivatives is calculated using the Company’s valuation models. In accordance with the derivatives contracts, our estimated gain/loss on the date of expiration is zero.
A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates
(2) Contract Terms
•	Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$300,000,000) issued on April 1, 2004. As of December 31, 2009, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,401,654,000 (excluding tax effect totaling Won 1,218,425,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 5,557,052,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 2,265,307,000 (excluding tax effect totaling Won 197,075,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 21,960 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of December 31, 2009, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 1,643,534,000 (excluding tax effect totaling Won 1,063,083,000 and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won 53,824,593,000 was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated floating rate bonds with face amounts totaling US$150,000,000 issued on November 20, 2008. As of December 31, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 5,312,772,000 (excluding tax effect totaling Won 1,498,475,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 41,956,410,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of December 31, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,552,889,000 (excluding tax effect totaling Won 720,045,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 8,239,209,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of December 31, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 1,673,921,000 (excluding tax effect totaling Won 472,131,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 15,460,429,000) was accounted for as accumulated other comprehensive gain.
•	Currency swap contract to which the hedge accounting is not applied
In addition, the Company has entered into a currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007. In connection with this unsettled foreign currency swap contract, a loss on valuation of currency swap of Won 93,038,910,000 and a gain on valuation of currency swap of Won 233,056,428,000 for the years ended December 31, 2009 and December 31, 2008, respectively, were charged to current operations.
B. Interest Rate Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates
(2) Contract Terms
•	Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with Shinhan Bank to hedge the interest rate risk of discounted bill with face amounts totaling Won 200,000 million borrowed on June 29, 2006. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 915,048,000 (excluding tax effect totaling Won 258,090,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 10,017,310,000 (excluding tax effect totaling Won 2,825,395,000) was accounted for as accumulated other comprehensive loss.
•	Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, loss on valuation of interest rate swap of Won 3,371,949,000 for the year ended December 31, 2009 was charged to current operations.
6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Service	SK C&C	Jan. 1, 2009	December 31, 2009	2009 IT SM Contract	2,145
Service	TU Media, Ltd.	Jan. 1, 2009	December 31, 2009	2009 Satellite DMB Service Collaboration Contract	1,008
Construction	SK E&C Co., Ltd. (“SK E&C”)	Mar. 19, 2009	December 31, 2009	2009 Cell Site Facility Construction (Seoul Area)	624
Construction	SK E&C	Mar. 19, 2009	December 31, 2009	2009 RF Switching Facility Construction (Seoul Area)	490
Construction	SK E&C	Mar. 19, 2009	May 31, 2010	2009 Cell Site Facility Construction (East Area)	462
Service	SK Marketing & Company	July 1, 2009	December 31, 2009	2009 2H Membership Collaboration Program	395
Construction	SK E&C	Mar. 19, 2009	May 31, 2010	2009 Cell Site Facility Construction (Mid Area)	382
Construction	SK E&C	Mar. 19, 2009	December 31, 2009	2009 Wibro Facility Construction (Seoul Area)	336
Subtotal					5,842

*	Selected among contracts exceeding Won 30 billion.

7. R&D Investments
(Unit: in thousands of Won)

		For the year	For the year	For the year
		ended	ended	ended
		December 31,	December 31,	December 31,
	Category	2009	2008	2007	Remarks
	Raw material	55,194	89,176	96,217	—
	Labor	47,182,944	38,062,791	39,388,760	—
	Depreciation	134,200,859	138,511,764	129,208,262	—
	Commissioned service	69,750,242	85,836,738	90,363,645	—
	Others	39,592,973	34,539,984	37,609,969	—
	Total R&D costs	290,782,212	297,040,453	296,666,853	—
Accounting	Sales and administrative expenses	288,997,124	293,443,380	288,519,863	—
	Development expenses (Intangible assets)	1,785,088	3,597,072	8,146,990	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.40%	2.54%	2.63%	—
8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1. Summary Financial Information (Non-consolidated)
(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005
Current assets	4,983,052	3,990,503	4,094,059	4,189,325	4,172,485
• Quick assets	4,960,396	3,976,576	4,075,378	4,172,887	4,166,500
• Inventory	22,656	13,927	18,681	16,438	5,985
Non-current assets	14,314,581	14,626,992	14,038,451	11,624,728	10,349,191
• Investments	5,107,653	5,668,127	5,940,045	3,547,942	2,366,760
• Property and Equipment	5,196,521	4,698,214	4,594,413	4,418,112	4,595,884
• Intangible assets	2,665,936	2,941,592	3,174,942	3,405,158	3,386,547
• Other non-current assets	1,344,471	1,319,059	329,051	253,516	—

Total assets	19,297,633	18,617,495	18,132,510	15,814,053	14,521,676

Current liabilities	3,294,633	3,412,490	2,484,548	2,985,620	2,747,268
Non-current liabilities	4,761,550	4,475,998	4,221,016	3,522,006	3,516,528

Total liabilities	8,056,183	7,888,488	6,705,564	6,507,626	6,263,796

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,032,009	2,957,095	2,954,829	2,962,699	2,966,198
Capital adjustment	(-)2,708,407	(-)2,147,530	(-)2,072,486	(-)2,019,568	(-)2,022,817
Other Cumulative Profit and Loss	913,919	373,784	1,594,099	473,904	—
Retained earnings	9,959,290	9,501,018	8,905,865	7,844,753	7,269,861

Total stockholders’ equity	11,241,450	10,729,007	11,426,946	9,306,427	8,257,881

Sales	12,101,184	11,674,662	11,285,900	10,650,952	10,161,129
Operating Profit (or Loss)	2,179,337	2,059,896	2,171,543	2,584,370	2,653,570
Profit (or Loss) from continuing operation	1,288,340	1,277,658	1,642,451	1,446,598	1,871,380
Current Period’s Net Profit (or Loss)	1,288,340	1,277,658	1,642,451	1,446,598	1,871,380
(Unit: Won)

	For the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005
Earnings per share	17,808	17,559	22,607	19,734	25,421
Diluted earnings per share	17,808	17,395	22,289	19,458	25,015

2. Summary Financial Information (Consolidated)
(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005
Current assets	6,370,631	5,422,447	4,813,072	4,663,962	4,598,580
• Quick assets	6,250,741	5,387,473	4,766,020	4,644,184	4,590,796
• Inventory	119,890	34,974	47,052	19,778	7,784

Non-current assets	16,835,625	17,051,224	14,235,863	11,576,006	10,106,193
• Investments	3,059,902	4,025,429	5,446,711	3,236,783	1,989,934
• Property and Equipment	8,165,879	7,437,689	4,969,353	4,507,335	4,663,369
• Intangible assets	3,992,325	3,978,145	3,433,962	3,518,411	3,452,889
• Other non-current assets	1,617,519	1,609,961	385,836	313,477	—

Total assets	23,206,256	22,473,671	19,048,935	16,239,968	14,704,772

Current liabilities	4,894,936	4,628,821	3,016,874	3,208,416	2,863,373
Non-current liabilities	5,966,695	6,020,410	4,344,428	3,548,464	3,513,860

Total liabilities	10,861,631	10,649,231	7,361,302	6,756,880	6,377,233

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,947	2,958,854	2,956,106	2,950,327	2,954,840
Capital adjustment	-2,746,885	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515
Other Cumulative Profit/Loss	915,306	356,192	1,591,258	490,010	—
Retained earnings	9,909,752	9,448,185	8,914,970	7,847,434	7,267,649

Total stockholders’ equity	12,344,625	11,824,440	19,048,935	9,483,088	8,327,540

Sales	14,555,465	13,995,924	11,863,357	11,027,977	10,721,820
Operating Profit (or Loss)	1,878,544	1,755,268	2,101,955	2,621,132	2,670,616
Profit (or Loss) from continuing operation before tax	1,400,498	1,260,366	2,285,765	2,021,578	2,561,567
Current Period’s Net Profit	1,055,606	972,338	1,562,265	1,449,552	1,868,307
Net income attributable to majority interests	1,247,182	1,215,719	1,648,876	1,451,491	1,872,978
Number of Consolidated Companies	29	35	26	18	17

*	See the attached Korean GAAP Consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

Year ended December 31,
2009	2008	2007
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2009	Unqualified	—
Year ended December 31, 2008	Unqualified	—
Year ended December 31, 2007	Unqualified	—
3. Remuneration for Independent Auditors for the Past Three Fiscal Years
A. Audit Contracts
(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review	1,066,318	11,468
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B. Non-Audit Services Contract with External Auditors
(Unit: in thousands of Won)

			Service
Term	Contract date	Service provided	duration	Fee
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 12, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 12, 2009	Tax consulting	10 days	12,000
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000
Year ended December 31, 2007	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

V. MANAGEMENT DISCUSSION AND ANALYSIS
1. BUSINEESS RESULTS (NON-CONSOLIDATED)

			Change from				Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009		2008	2007	2007 to 2008
Sales	12,101	11,675	4%		11,675	11,286	3%
Operating expense	9,922	9,615	3%		9,615	9,114	5%
Operating income	2,179	2,060	6%		2,060	2,172	-5%
Operating Margin	18.00%	17.60%	0.4	%p	17.60%	19.20%	-1.6	%p
Other gain	786	1,015	-23%		1,015	851	19%
Other loss	1,308	1,569	-17%		1,569	715	119%
Income from continuing operation before tax	1,657	1,506	10%		1,506	2,308	-35%
Net income	1288	1278	1%		1278	1642	-22%
Net income margin	10.60%	10.90%	-0.3	%p	10.90%	14.60%	-3.6	%p
EBIDTA	4,209	4,003	5%		4,003	4,024	-1%
EBIDTA margin	34.80%	34.30%	0.5	%p	34.30%	35.70%	-1.4	%p
2. ANALYSIS OF OPERATING DATA

			Change from				Change from
	2009	2008	2008 to 2009		2008	2007	2007 to 2008
Subscribers (in thousands)	24,270	23,032	5%		23,032	21,968	5%
Net subscriber additions	1,238	1,064	16%		1,064	1,697	-37%
Activations	8,822	8,493	4%		8,493	8,345	2%
Deactivations	7,584	7,429	2%		7,429	6,648	12%
Monthly churn rate	2.60%	2.70%	-0.1	%p	2.70%	2.50%	0.2	%p
Average subscribers (in thousands)	23,745	22,617	5%		22,617	21,175	7%
Average revenue per user (ARPU) (Won)	42,469	43,016	-1%		43,016	44,416	-3%
Sign-up fees	1,417	1,474	-4%		1,474	1,526	-3%
Monthly fees & call charges	26,038	26,802	-3%		26,802	26,469	1%
Value-added & other service fees	1,382	1,269	9%		1,269	1,124	13%
Wireless Internet	9,334	8,982	4%		8,982	11,035	-19%
Interconnection	4,298	4,490	-4%		4,490	4,262	5%
Minutes of usage (MOU) (Minutes)
Outgoing	197	200	-1%		200	201	-1%
Incoming	103	108	-5%		108	108	0%
     In 2009, the Company reached a subscriber number of approximately 24 million and revenue of Won 12.1 trillion, despite rapid changes in the management environment, including a merger of a competitor. The Company’s marketing expenses in 2009 increased by 6.1% to Won 3.25 trillion from 2008, due to increased competition, although the increase was subdued in the second half of 2009. The Company’s marketing expenses amounted to 26.9% of its total revenues. In 2009, the Company’s operating income was Won 2.18 trillion and net income was Won 1.29 trillion. The Company spent Won 1.77 trillion for capital expenditures in 2009, which were used to expand and upgrade the Company’s WCDMA network, among others.
     As of the end of 2009, the Company’s share of the Korean wireless market based on the number of subscribers was 50.6%. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.
     In 2009, the Company strengthened its wireless and fixed-line telecommunications businesses, as well as enhancing its competitive strengths in new convergence businesses through the acquisition of shares of Hana Card and the growth of T Store and 11th Street in its efforts to create new growth engines. Leveraging its technological leadership, the Company expanded its services to corporate clients in addition to its individual subscribers and continued to build the groundwork for global business opportunities.
3. ANALYSIS OF OPERATING REVENUE

			Change from				Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009		2008	2007	2007 to 2008
Sign-up fees	404	400	1%		400	388	3%
Monthly fees	4,161	3,591	16%		3,591	2,969	21%
Call charges	3,259	3,683	-12%		3,683	3,757	-2%
Value-added & other service fees	394	344	14%		344	286	20%
Wireless Internet	2,660	2,438	9%		2,438	2,804	-13%
% of Cellular service	24.5%	23.4%	1.1	%p	23.4%	27.5%	-4.1	%p
Total Cellular service	10,877	10,456	4%		10,456	10,203	2%
Interconnection revenue	1,225	1,218	1%		1,218	1,083	13%
Land to Mobile	451	473	-5%		473	431	10%
Mobile to Mobile	774	745	4%		745	652	14%
Total operating revenue	12,101	11,675	4%		11,675	11,286	3%
     Sign-up fees increased in each of 2009 and 2008 from the previous year due to an increase in new subscribers. Monthly fees increased in each of 2009 and 2008 from the previous year primarily as a result of an increase in the average subscriber base and increased subscription to service plans with higher monthly basic charges. Call charges decreased in 2009 from the previous year due primarily to increased subscription to call plans with higher monthly basic charges and lower call charges. Call charges decreased in 2008 from the previous year due primarily to increased subscription to various discount call plans. Revenues from value-added and other services increased in each of 2009 and 2008 from the previous year mainly due to increases in revenues from roaming services and leased line business. Wireless Internet revenue increased in 2009 from the previous year due primarily to increased subscription to fixed-price data plans. Wireless Internet revenue decreased in 2008 from the previous year due among others to the reduction of the SMS usage charges. Interconnection revenue increased in each of 2009 and 2008 from the previous year due primarily to an increase in interconnection traffic volume resulting from the increase in the average subscriber base.
4. ANALYSIS OF OPERATING EXPENSES

			Change from			Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009	2008	2007	2007 to 2008
Labor cost	520	477	9%	477	496	-4%
Commissions paid	4,595	4,419	4%	4,419	4,036	10%
Marketing commissions	2,985	2,763	8%	2,763	2,549	8%

			Change from			Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009	2008	2007	2007 to 2008
Initial commissions	1,834	1,677	9%	1,677	1,653	1%
Monthly commissions	430	388	11%	388	365	6%
Retention commissions	721	698	3%	698	531	31%
Other commissions	1,610	1,656	-3%	1,656	1,487	11%
Advertising	265	301	-12%	301	305	-1%
Depreciation	2,030	1,943	4%	1,943	1,852	5%
Network interconnection	1,068	1,039	3%	1,039	998	4%
Mobile to Mobile	850	821	3%	821	785	5%
Land to Mobile	219	218	0%	218	213	2%
Leased line	333	391	-15%	391	389	1%
Others	1,111	1,044	6%	1,044	1,038	1%
Total operating expenses	9,922	9,615	3%	9,615	9,114	5%
     Labor costs increased in 2009 from the previous year due among others to a change of bonus payment dates. Labor costs decreased in 2008 from the previous year due primarily to the incurrence in 2007 of a non-recurring expense related to the sale of the treasury shares to the employee stock ownership association. In 2009, marketing commissions increased from the previous year due primarily to an increase in initial commissions as a result of competitive market conditions in the first half of 2009 and an increase in new subscribers, and other commissions decreased from the previous year due among others to a decrease in expenses related to long-term accounts receivable for handsets sold on installment payment plans. In 2008, marketing commissions increased from the previous year due primarily to an increase in retention commissions and an increase in monthly commissions resulting from an increase in average subscriber base, and other commissions increased from the previous year due primarily to increases in commissions paid in connection with the roaming services and in expenses related to long-term accounts receivable for handsets sold on installment payment plans.
     Advertising costs decreased in 2009 from the previous year due to the reduction of media advertisements. Depreciation expenses increased in 2009 from the previous year due principally to the acquisition of SK Networks’ leased-line business. Depreciation expenses increased in 2008 from the previous year due primarily to the high level of capital expenditures related to expansion and upgrade of WCDMA network and WiBro network. Interconnection revenues increased in each of 2009 and 2008 from the previous year due among others to an increase in mobile-to-mobile interconnection traffic volume.
5. ANALYSIS OF NON-OPERATING INCOME / EXPENSES

			Change from			Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009	2008	2007	2007 to 2008
Non-operating income	786	1,015	-23%	1,015	851	19%
Interest income	157	107	47%	107	77	39%
Gains on valuation of equity method investments	64	42	53%	42	267	-84%
Others	566	866	-35%	866	507	71%
Non-operating expenses	1,308	1,569	-17%	1,569	715	119%
Interest expenses	305	256	19%	256	216	19%
Gains on valuation of equity method investments	295	259	14%	259	249	4%
Research & development and other contributions	126	172	-26%	172	146	17%
Others	582	883	-34%	883	104	751%

     Interest income increased in each of 2009 and 2008 from the previous year due primarily to the interest income from accounts receivable for handsets sold on installment payment plans. Interest expenses increased in 2008 from the previous year due primarily to increases in average balance of the borrowings and lending cost. Net gains on valuation of equity method investments decreased in 2009 from the previous year due among others to the reflection of real value of the Company’s Vietnam business, and decreased in 2008 from the previous year due among others to the reflection in 2007 of a non-recurring gain from SK Energy shares owned by SK C&C. In 2008, other non-operating income increased from the previous year due primarily to increases in foreign exchange translation gains and gains on valuation of derivatives, and other non-operating expenses increased from the previous year due primarily to increases in foreign exchange translation losses and losses on valuation of derivatives, as well as an impairment loss on the investment in LG Powercom.
6. ANALYSIS OF FINANCIAL CONDITION (NON-CONSOLIDATED)

	As of	As of		As of	As of
	December 31,	December 31,	Change from	December 31,	December 31,	Change from
(Unit: in billions of Won)	2009	2008	2008 to 2009	2008	2007	2007 to 2008
Current assets	4,983	3,991	24.9%	3,991	4,094	-2.5%
Quick assets	4,960	3,977	24.7%	3,977	4,075	-2.4%
Cash and cash equivalent	421	434	-3.1%	434	576	-24.6%
Short-term financial instruments	178	98	80.9%	98	79	24.0%
Short-term investment securities	370	370	0.1%	370	734	-49.6%
Accounts receivable	1,700	1,635	4.0%	1,635	1,680	-2.7%
Allowance for doubtful accounts	-143	-58	144.3%	-58	-60	-2.0%
Inventory	23	14	62.7%	14	19	-25.4%
Non-current assets	14,315	14,627	-2.1%	14,627	14,038	4.2%
Investments	5,108	5,668	-9.9%	5,668	5,940	-4.6%
Property and Equipment	5,197	4,698	10.6%	4,698	4,594	2.3%
Intangible assets	2,666	2,942	-9.4%	2,942	3,175	-7.3%
Other non-current assets	1,344	1,319	1.9%	1,319	329	300.9%
Total assets	19,298	18,617	3.7%	18,617	18,133	2.7%

Current liabilities	3,295	3,412	-3.5%	3,412	2,485	37.3%
Short-term borrowings	—	155	-100.0%	155
Accounts payable	1,136	1,040	9.3%	1,040	1,113	-6.6%
Current portion of long-term debt	515	698	-26.2%	698	412	69.7%
Non-current liabilities	4,762	4,476	6.4%	4,476	4,221	6.0%
Bonds payable	3,491	2,943	18.6%	2,943	2,329	26.4%
Long-term borrowings	817	826	-1.1%	826	294	181.0%
Total liabilities	8,056	7,888	2.1%	7,888	6,706	17.6%

Capital	45	45	0.0%	45	45	0.0%
Capital surplus	3,032	2,957	2.5%	2,957	2,955	0.1%
Capital adjustment	-2,708	-2,148	26.1%	-2,148	-2,072	3.6%
Other Cumulative Profit and Loss	914	374	144.5%	374	1,594	-76.6%
Retained earnings	9,959	9,501	4.8%	9,501	8,906	6.7%
Total stockholders’ equity	11,241	10,729	4.8%	10,729	11,427	-6.1%

Total liabilities and stockholders’ equity	19,298	18,617	3.7%	18,617	18,133	2.7%

     The Company’s cash and short-term financial instruments increased in 2009 from the end of the previous year due primarily to the sale in 2009 of shares of SK C&C and China Unicom. Investment assets decreased in 2009 from the end of the previous year due among others to the sale of shares of China Unicom. In 2008, cash and cash equivalents decreased from the end of the previous year due primarily to the acquisition of Hanaro Telecom shares in 2008, and other non-current assets increased as a result of an increase in receivables related to the sales of handsets on installment payment plans. Debt-to-equity ratio declined in 2009 from the end of the previous year due to the repayment of borrowings and an increase in capital. Debt-to-equity ratio increased in 2008 from the end of the previous year primarily as a result of the acquisition of Hanaro Telecom shares in early 2008 and an increase in borrowings related to the sales of handsets on installment payment plans in the second half of 2008. Stockholders’ equity increased in 2009 from the end of the previous year due among others to an increase in retained earnings. Stockholders’ equity decreased in 2008 from the end of the previous year due principally to losses on the valuation of investment securities.
7. ANALYSIS OF LIQUIDITY AND SOLVENCY
     The Company’s debt-to-equity ratio (calculated based on the interest-bearing financial debt) was 25.1%, 41.4% and 40.3% as of the end of 2007, 2008 and 2009, respectively. Interest coverage ratio was 15.7, 13.8 and 14.8 for 2007, 2008 and 2009, respectively. The Company had sufficient liquidity to repay short-term borrowings.
8. FINANCING
     In 2009, the Company issued or borrowed Won 270 billion of Won-denominated bonds, Won 590 billion of Won-denominated long-term borrowings and US$220 million of floating rate notes. In 2008, the Company issued or borrowed Won 700 billion of Won-denominated bonds, Won 500 billion of Won-denominated long-term borrowings and US$150 million of floating rate notes.
VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1. Board of Directors
A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B.	(1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
300th (the first meeting of 2009)	January 22, 2009	• Financial Statements for the year ended December 31, 2008 • Annual Business Report for the year ended December 31, 2008 • Annual Business Plan and Budgeting for FY 2009 • Issuance of Corporate Bonds	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

301st (the second meeting of 2009)	February 17, 2009	• Convocation of the 25th General Meeting of Shareholders • Partnership Agreement with Offshore Private Equity Fund	Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
302nd (the third meeting of 2009)	March 13, 2009
•   Election of the Representative Director
•   Revision to the Regulations for the Board of Directors
•   Appointment of Chairman of the Board of Directors
•   Long-term Financing Plan for Foreign Currency
•   Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares in relation thereto
•   Asset Management Transaction with Affiliated Company (SK Securities)
Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

303rd (the fourth meeting of 2009)	May 21, 2009	• Election of Committee Members • Resolution on Business Acquisition from SK Networks • Resolution on Purchase of Investment Securities (SK Broadband)	Approved as proposed Approved as proposed Approved as proposed

304th (the fifth meeting of 2009)	June 19, 2009	• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

305th (the sixth meeting of 2009)	July 23, 2009	• Proposal for Interim Dividend	Approved as proposed

306th (the seventh meeting of 2009)	August 14, 2009	• Revision of Accounting Principles	Approved as proposed

307th (the eighth meeting of 2009)	September 18, 2009	• Asset Management Transaction with Affiliated Company (SK Securities) • Sale of SK C&C Shares	Approved as proposed Approved as proposed

308th (the ninth meeting of 2009)	September 25, 2009	• Sale of China Unicom Shares	Approved as proposed

309th (the tenth meeting of 2009)	October 16, 2009	• Strategic Alliance relating to China Cyworld	Approved as proposed

310th (the eleventh meeting of 2009)	December 14, 2009	• Purchase of Hana Card’s shares	Approved as proposed

Meeting	Date	Agenda	Approval
311 th (the twelfth meeting of 2009)	December 18, 2009	• Annual Business Plan for FY 2010 • Asset Management Transaction with Affiliated Company (SK Securities) • Investment in Jinma u-City (China) Project	Approved as proposed Approved as proposed Approved as proposed
(2) Independent Directors’ Activities at the Board of Directors’ Meetings

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2009 (300th)	January 22, 2009	5 / 5	—
The second meeting of 2009 (301st)	February 17, 2009	5 / 5	—
The third meeting of 2009 (302nd)	March 13, 2009	5 / 5	—
The fourth meeting of 2009 (303rd)	May 21, 2009	5 / 5	—
The fifth meeting of 2009 (304th)	June 19 , 2009	5 / 5	—
The sixth meeting of 2009 (305th)	July 23, 2009	4 / 5	—
The seventh meeting of 2009 (306th)	August 14, 2009	5 / 5	—
The eighth meeting of 2009 (307th)	September 18, 2009	5 / 5	—
The ninth meeting of 2009 (308th)	September 25, 2009	5 / 5	—
The tenth meeting of 2009 (309th)	October 16, 2009	5 / 5	—
The eleventh meeting of 2009 (310th)	December 14, 2009	5 / 5	—
The twelfth meeting of 2009 (311th)	December 18, 2009	5 / 5	—

C. Committees within Board of Directors
(1) Committee Structure
a) Independent Director Nomination Committee
(As of December 31, 2009)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks

4	Man Won Jung, Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	—

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
     b) Audit Committee
(As of December 31, 2009)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks

3		Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho	—

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
     c) Compensation Review Committee
(As of December 31, 2009)

Number of	Members
Persons	Inside Directors	Independent Directors

5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
     d) Capex Review Committee
(As of December 31, 2009)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks

4	Sung Min Ha	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
     e) Corporate Citizenship Committee

(As of December 31, 2009)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks

4	Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2) Activities of the Committees of the Board of Directors (As of December 31, 2009)

Independent Directors
				Dal Sup Shim	Hyun Chin Lim
				(Attendance:	(Attendance:
	Date of			100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
Independent Director Nomination Committee	February 17, 2009	25th General Meeting of Shareholders: Proposal to nominate an Independent Director Hyun Chin Lim	Approved as Proposed	For	For

	June 19, 2009	Proposal to nominate the Chairman of Committee — Man Won Jung	Approved as Proposed	For	For

Independent Directors
Jay Yung
				Dal Sup Shim	Rak Yong Uhm	Chung
				(Attendance:	(Attendance:	(Attendance:
	Date of			100%)	100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
CapEx Committee	January 21, 2009	CapEx plan for 2009	Approved as proposed	For	For	For

	June 19, 2009	Proposal to nominate the Chairman of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

	December 18, 2009	CapEx plan for 2010	Approved as proposed	For	For	For

Independent Directors
				Dal Sup	Rak Yong	Hyun	Jay Yung	Jae Ho
				Shim	Uhm	Chin Lim	Chung	Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Compensation Review Committee	June 19, 2009	Proposal to nominate the Chairman of Committee — Hyun Chin Lim	Approved as proposed	For	For	For	For	For

Independent Directors
Jay Yung
				Rak Yong Uhm	Hyun Chin	Chung
				(Attendance:	Lim (Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	June 19, 2009	Proposal to nominate the Chairman of Committee — Jay Young Chung	Approved as proposed	For	For	For

D. Directors’ Independence
On February 19, 2010, in the notice of the annual General Meeting of Shareholders, background information on Cho, Ki Haeng, a candidate for inside director, and Shim, Dal Sup and Chung, Jay Young, candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 11, 2010, the Committee nominated the independent director candidates.
•	The Independent Director Nomination Committee. (As of December 31, 2009)

Independent
Name	Director	Remarks
Man Won Jung Sung Min Ha Rak Yong Uhm Jae Ho Cho	No No Yes Yes
•   During the 303rd meeting of the Board of the Directors held on May 21st, 2009, the Independent Director Nomination Committee was established.
•   Director Shin Bae Kim submitted his resignation on March 13, 2009.
•   Director Man Won Jung was elected on May 21, 2009.

2. Audit System
The Company’s Audit Committee consists of three independent directors, Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2009	January 21, 2009	• Issuance of corporate bonds	—	—
		• B2B Contract with TU Media	Approved as proposed
		• Evaluation of Internal Accounting Controls based on the opinion of the members of Audit Committee	Approved as proposed
		• 2nd half 2008 Management Audit Results	—
		• Reports on Internal Accounting Management system	—

The second meeting of 2009	February 16, 2009	• Reports on 2008 Korean GAAP Audit	—	—
		• Report on Review of Internal Accounting Management System	—
		• 2009 Management Audit Plan	—
		• Auditor’s Report for Fiscal Year 2008	Approved as proposed
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Appointment of Auditor for FY 2009-2011	Approved as proposed
		• Construction of Mobile Phone Facilities for 2009	Approved as proposed

The third meeting of 2009	March 13, 2009	• Purchase of Mobile Phone Relay Device for 2009	Approved as proposed	—
		• Construction of Mobile Phone Facilities for 2009	Approved as proposed
		• 2009 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Long-term Financing Plan for Foreign Currency	—
		• Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares	—
		• Asset Management Transaction with Affiliated Company (SK Securities)	—

The fourth meeting of 2009	April 23, 2009	• Audit Plan for 2009	—	—
		• Auditor Fees for 2009	Approved as proposed
		• Re-approval of entire Auditor Services for 2009	Approved as proposed

The fifth meeting of 2009	May 19, 2009	• Proposal for entering into an Agency Agreement with SK Marketing & Company for 2009	Approved as proposed	—

Meeting	Date	Agenda	Approval	Remarks
The sixth meeting of 2009	June 19, 2009	• Proposal to nominate the Chairman of the Committee	Approved as proposed	—
		• Proposal for purchase of Mobile Phone Relay Device for 2009	Approved as proposed
		• Proposal for construction of Mobile Phone Facilities for 2009	Approved as proposed
		• Proposal for 2009 3Q transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—
		• Reports on 2008 US GAAP Audit	—

The seventh meeting of 2009	July 23, 2009	• Proposal for Operation Services of T map Navigation	Approved as proposed	—
		• Interim Dividends Plan	—
		• Interim Closing of Accounts for Six Months ended 2009	—

The eighth meeting of 2009	August 13, 2009	• Construction of Mobile Phone Facilities for 2009	Approved as proposed	—
		• Purchase of Mobile Phone Relay Device for 2009	Approved as proposed
		• Amendment of the leasing contract of electronic telecommunication facilities	Approved as proposed
		• Reports on internal accounting management system for the 1st half of 2009	—
		• Revision of accounting rules	—
		• Management audit results for the 1st half of 2009	—

The ninth meeting of 2009	September 17, 2009	• Transactions with SK C&C in the 4th quarter of 2009	Approved as proposed	—
		• Asset Management Transaction with Affiliated Company (SK Securities)	—

The tenth meeting of 2009	October 15, 2009	• Agency agreement relating to outdoor advertisements	Approved as proposed	—

The eleventh meeting of 2009	November 18, 2009	• Increase of Auditor Fees for 2009	Approved as proposed
		• Purchase of Mobile Phone Relay Device for 2009	Approved as proposed
		• Construction of Mobile Phone Facilities for 2009	Approved as proposed
		• Construction of Network Facilities	Approved as proposed
		• Service Contract for Fixed-line Network	Approved as proposed

The twelfth meeting of 2009	December 17, 2009	• 2010 1Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Service contract with SKT (China) Holding Co., Ltd	Approved as proposed
		• Service contract with SK Telecom Americas, Inc.	Approved as proposed
		• Assignment of accounts receivable collection and billing	Approved as proposed
		• 2010 integrated loyalty marketing plan and agency agreement with SK Marketing & Company	Approved as proposed
		• B2B contract with TU media	Approved as proposed
		• Service contract with respect to handset customer service	Approved as proposed
		• Lease of telecommunications equipment	Approved as proposed
		• Service contract for T Map operation	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—

*	The line items that do not show approval are for reporting purpose only.
3. Shareholders’ Exercises of Voting Rights
A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies
A. Capital Investments between Affiliated Companies

(As of December 31, 2009)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK	SK	SK	SK
Investing company	Corporation	Energy	Telecom	Networks	Chemicals	SKC	C&C	E&C	Shipping	E&S	Gas
SK Corporation	`	33.40%	23.20%	39.10%		42.50%		40.00%	72.10%	67.50%	45.50%
SK Energy
SK Telecom							9.00%
SK Networks									17.70%
SK Chemicals				0.00%				18.00%
SKC				0.50%					10.20%
SK C&C	31.80%									32.50%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities

Total affiliated companies	31.80%	33.40%	23.20%	39.60%	0.00%	42.50%	9.00%	58.00%	100.00%	100.00%	45.50%

	Invested companies
	SK		SK Marketing			YN	Daehan	SK	SK	SK
Investing company	Securities	K-Power	& Company	DOPCO	CCES	Energy	City Gas	Sci-tech	NJC	Telink
SK Corporation		65.00%
SK Energy			50.00%	38.30%
SK Telecom			50.00%							90.80%
SK Networks	22.70%			4.60%
SK Chemicals								50.00%	60.00%
SKC	7.70%
SK C&C
SK E&C
SK E&S					100.00%	100.00%	47.60%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities

Total affiliated companies	30.40%	65.00%	100.00%	42.90%	100.00%	100.00%	47.60%	50.00%	60.00%	90.80%

	Invested companies
					OK
	Busan	Jeonnam	Gangwon		Cashbag	Chungnam	SK		MRO	SK
Investing company	City Gas	City Gas	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	Telesys
SK Corporation
SK Energy
SK Telecom							100.00%
SK Networks									51.00%
SK Chemicals
SKC										77.10%
SK C&C								100.00%
SK E&C
SK E&S	40.00%	100.00%	100.00%	100.00%		100.00%
SK Gas

	Invested companies
					OK
	Busan	Jeonnam	Gangwon		Cashbag	Chungnam	SK		MRO	SK
Investing company	City Gas	City Gas	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	Telesys
SK Marketing & Company					100.00%
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities

Total affiliated companies	40.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	51.00%	77.10%

	Invested companies
		F&U									SK
	Encar	Credit			SK	SK	SK	Loen		SK	Mobile
Investing company	network	Info.	Paxnet	TU Media	D&D	Utis	CTA	Entertainment	Independence	Petrochemical	Energy
SK Corporation
SK Energy	87.50%						33.70%			100.00%	100.00%
SK Telecom		50.00%	59.70%	44.20%				63.50%
SK Networks
SK Chemicals						100.00%
SKC
SK C&C									67.80%
SK E&C					45.00%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities		40.00%

Total affiliated companies	87.50%	90.00%	59.70%	44.20%	45.00%	100.00%	33.70%	63.50%	67.80%	100.00%	100.00%

	Invested companies
	SKC		NTREEV	SK	SK	SK	I	SKC	SKN	Nuri	Commerce
Investing company	Media	iHQ	Soft	I-Media	Communications	Lubricant	Platform	Air Gas	Service	Solution	Planet
SK Corporation
SK Energy						100.00%
SK Telecom		37.10%	63.70%		64.80%						100.00%
SK Networks							66.70%		100.00%
SK Chemicals
SKC	100.00%							80.00%
SK C&C										46.30%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications				100.00%
SK Broadband
SK Lubricant
SK Securities

Total affiliated companies	100.00%	37.10%	63.70%	100.00%	64.80%	100.00%	66.70%	80.00%	100.00%	46.30%	100.00%

	Invested companies
	Reviden	Solmics	SK	Hanaro	Broadband	Broadband	Broadband	UB	DOP	Pana Blu	WS
Investing company	Asset	Co., Ltd.	Broadband	Dream	Media	D&M	CS	Care	Service	Co., Ltd.	Commerce
SK Corporation
SK Energy
SK Telecom			50.60%
SK Networks											100.00%
SK Chemicals								44.00%
SKC		48.70%
SK C&C
SK E&C	100.00%								3.60%
SK E&S									96.40%
SK Gas										80.40%
SK Marketing & Company
SK D&D
SK Communications
SK Broadband				36.00%	100.00%	100.00%	100.00%
SK Lubricant
SK Securities

Total affiliated companies	100.00%	48.70%	50.60%	36.00%	100.00%	100.00%	100.00%	44.00%	100.00%	80.40%	100.00%

	Invested companies
	Namwon
	Sarang
	Electric		Jeju	Cross M	MKS		PS &			SK
Investing company	Power	Incyto	United FC	Insight	Guarantee	Zicos	Marketing	SK Forest	Green Bio	Seentec
SK Corporation
SK Energy			100.00%
SK Telecom							100.00%
SK Networks
SK Chemicals										100.00%
SKC		100.00%
SK C&C
SK E&C								100.00%
SK E&S
SK Gas									69.00%
SK Marketing & Company				100.00%
SK D&D	100.00%				100.00%
SK Communications
SK Broadband
SK Lubricant						100.00%
SK Securities

Total affiliated companies	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	69.00%	100.00%

*	Walkerhill completed merger with and into SK Networks as of December 31, 2009.

VII. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2009)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of	Ownership	Number of	Ownership
Name	Relationship	Type of share	shares	ratio	shares	ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.09	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Director	Common share	0	0.00	4,000	0.00
Sung Min Ha	Director	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00

Total	—	Common share	18,751,260	23.09	18,755,260	23.23

Although there has been no change in the number of shares held by the largest shareholder, SK Corporation, due to the Company’s purchase and subsequent retirement of its treasury shares, SK Corporation’s ownership ratio in the Company has increased to 23.22%.
B. Overview of the Largest Shareholder
SK Corporation is a holding company and as of December 31, 2009, has nine subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&C Co., Ltd., SK Shipping Co., Ltd., SK E&S Co., Ltd., SK Gas Co., Ltd., K-Power Co., Ltd. and SK Corporation also operates a life science business division within its holding company to nurture the division for future growth.
Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Industry	Description
SK Energy Co., Ltd.	33.40%	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.12%	Energy Sale	Publicly Listed
SKC Co., Ltd.	42.50%	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.02%	Construction	Privately Held
SK Shipping Co., Ltd.	72.13%	Ocean Freight	Privately Held
SK E&S Co., Ltd.	67.55%	Gas Company Holdings	Privately Held

Affiliates	Share Holdings	Industry	Description
SK Gas Co., Ltd.	45.53%	Gas	Publicly Listed
K-Power Co., Ltd.	65.00%	Power Generation	Privately Held

*	The above share holdings are based on common stock holdings as of December 31, 2009.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities in accordance with Article 8 of Regulation on Securities Issuance and Disclosure. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.

(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008

	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owns 100 shares of the Company stock)

	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.

*	Shares held are the sum of shares held by SK Corporation and its related parties.
3. Distribution of Shares
A. Shareholders with ownership of 5% or more

(As of December 31, 2009)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,000,794	29.72	—	—	24,000,794	29.72
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	8,400,712	10.4	—	—	8,400,712	10.4

	Total	51,149,958	63.34	—	—	51,149,958	63.34

B. Shareholdings under the Employee Stock Ownership Program

As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of December 31, 2009)	(Unit: Shares)

			Balance at the beginning of	Balance at the end of
			period	period
Classification	Account classification	Type of share	(Unit: Shares)	(Unit: Shares)
5th	Employee Stock Ownership Program Member Account	Common shares	114,168	106,975
8th			369,887	360,949

	Total		484,055	467,924

C. Shareholder Distribution
(As of December 31, 2009)

	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	46,167	99.98	25,122,635	31.11	—
Minority shareholders (corporate)	886	1.92	7,009,987	8.68	—
Minority shareholders (individual)	45,275	98.05	18,105,840	22.42	—
Minority shareholders (Largest Shareholder and Related Persons)	6	0.01	6,808	0.01	—
Major shareholders	—	—	—	—	—
Total other shareholders	9	0.02	55,623,076	68.89	—
Other shareholders (corporate)	6	0.01	12,056,154	14.93	—
Other shareholders (individual)	2	0.01	24,818,470	30.74	—
Other shareholders (Largest Shareholder and Related Persons)	1	0	18,748,452	23.22	—

Total	46,176	100	80,745,711	100	—

4. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

		December	November	October	September	August	July
Types		2009	2009	2009	2009	2009	2009
Common stock	Highest	178,500	184,000	190,500	182,500	184,000	185,500
	Lowest	169,500	169,500	180,000	166,000	173,000	175,000
Monthly transaction volume		4,145,529	4,533,236	7,105,786	8,881,875	6,722,975	6,669,445
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		December	November	October	September	August	July
Types		2009	2009	2009	2009	2009	2009
Depository Receipt	Highest	16.84	17.46	18.58	17.45	16.91	16.83
	Lowest	16.04	16.57	16.54	15.21	15.28	15.49
Monthly transaction volume		27,264,234	36,094,216	44,965,284	25,667,356	15,412,594	18,341,204
VIII. EMPLOYEES

(As of December 31, 2009)	(Unit: persons, in millions of Won)

	Number of employees
	Office				Average	Aggregate	Average
	managerial	Production			service	wage for	wage per
Classification	positions	positions	Others	Total	year	2009	person	Remarks
Male	3,828	—	—	3,828	11.4	255,394	66	—
Female	613	—	—	613	9.4	33,036	52	—

Total	4,441	—	—	4,441	11.1	288,431	64	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS
1. Loans to the Largest Shareholder and Related Persons

(As of December 31, 2009)	(Unit: in millions of Won)

Name		Account	Change details				Accrued
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	3,557	—	575	2,982	253	—
(Unit: in millions of Won)

		Investment and Disposal Details
			Transaction Details
Name		Types of	Beginning			End of
(Corporate name)	Relationship	Investment	of Period	Increase	Decrease	Period	Remarks
SK Broadband	—	—	1,209,629	241,175	—	1,450,804	—
SKT Global Investment	—	—	26,044	13,274	—	39,318	—
SKT America, Inc.			17,467	12,990	—	30,457
SK Industrial Development	—	—	—	23,709	—	23,709	—
PS & Marketing, ltd.	—	—	—	150,000	—	150,000	—
SK Telecom China Holdings	—	—	23,293	6,302	—	29,595	—
BcN Ltd.	—	—	—	7,307	—	7,307	—
K Net Culture Content Investment	—	—	5,900	5,900	—	11,800	—
C-Mall	—	—	7,127	4,538	—	11,665	—
SK C&C	—	—	501,651	—	351,156	150,495	—
SKT Holdings AMERICA	—	—	12,990	—	12,990	—	—
Air Cross Co., Ltd.	—	—	2,440	—	2,440	—	—

Total			1,806,541	465,195	366,586	1,905,150

2. Transfer of Assets to/from the Largest Shareholder
A. Transfer of Assets
(Units: in thousands of Won)

		Details
					Amount	Amount
Name					Transferred	Transferred to
(Corporate		Transferred	Purpose of	Date of	From Largest	Largest
name)	Relationship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 26, 2009	—	116,818	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	June 15, 2009	—	33,636	—
Ntreev Soft Co., Ltd.	Affiliated Company	On-line gaming and portal	Sale of business	August 5, 2009	—	1,630,000	—
		website assets
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	August 24, 2009	—	197,472	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	August 31, 2009	—	43,182	—
Ntreev Soft Co., Ltd.	Affiliated Company	Copyright of on-line games	Sale of business	September 1, 2009	—	105,000	—
Loen Entertainment Co., Ltd.	Affiliated Company	Transfer of MelOn business	Transfer of business	December18, 2009	—	208,579	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	December 30, 2009	—	282,483	—

Total					—	2,617,170	—

B. Transfer of Business
(Units: in thousands of Won)

		Details
					Amount	Amount
Name					Transferred	Transferred
(Corporate		Transferred	Purpose of	Date of	From Largest	to Largest
name)	Relationship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Loen Entertainment Co., Ltd.	Affiliated Company	Entire MelOn business	To facilitate growth of MelOn business through separate management	October 23, 2008	—	24,333,022	—

SK Networks, Co., Ltd.	Affiliated Company	Leased-line business, ancillary business, assets, liabilities and all other rights and obligations in connection thereto	Optimize service through increased network efficiency by internalizing mobile phone transmission lines	May 21, 2009	892,850,000	—

Total					892,850,000	24,333,022

3. Transactions with Shareholders (excluding the Largest Shareholder and Related Persons)
A. Provisional Payment and Loans (including loans on marketable securities)
Agents
(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Park Dal and others	Agency	Long-term and short-term loans	154,801	251,196	332,507	73,490	—	—
Overseas investment companies
(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B. Equity Investments
(Unit: in millions of Won)

		Investment and Disposition Details
			Transaction Details
Name			Beginning			End of
(Corporate name)	Relationship	Category	of Period	Increase	Decrease	Period	Remarks
Translink Capital L.L.C.	—	—	1,486	513	—	1,999	—
Skylake Global Incubest Fund #1	—	—	1,548	131	—	1,679	—
Global Opportunities Breakaway Fund	—	—	—	186,390	—	186,390	—
Sprint	—	—	—	74,215	—	74,215	—
China Unicom	—	—	1,333,009	—	1,333,009	—	—
Daea TI Co, Ltd.	—	—	1,695	—	1,695	—	—
XCE Co., Ltd.	—	—	10	—	10	—	—
Powercom Co., Ltd.	—	—	240,243	—	240,243	—	—
Qualcomm Inc.	—	—	2,756	—	2,756	—	—
InnoAce Co., Ltd.	—	—	445	—	445	—	—
Infinity Telecom	—	—	640	—	640	—	—
Virgin Mobile	—	—	62,096	—	62,096	—	—
Helio Inc.	—	—	1,342	—	1,208	134	—
KTB Investment Association #1	—	—	689	—	689	—	—
Baeoom & Partners	—	—	500	—	500	—	—
Bitek System Inc.	—	—	1,000	—	1,000	—	—
Edu E-books	—	—	500	—	500	—	—
CCKVAN	—	—	1,800	—	1,800	—	—
IP One	—	—	600	—	600	—	—
GOMID Inc.	—	—	750	—	750	—	—
Biznetech	—	—	500	—	500	—	—
IdeaCulture	—	—	1,292	—	1,292	—	—
Telemerc.com, Inc.	—	—	1,793	—	1,793	—	—
SF Alert	—	—	12	—	12	—	—

Total			1,654,706	261,249	1,651,538	264,417	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
     1. Developments in the Items mentioned in prior Reports on Important Business Matters
     A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1.  On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2.  On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3.  On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4.  As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share)
	2. Remuneration limit for Directors	Approved (Won 12 billion)
3. Election of Directors
	• Election of inside directors	Approved (Jung Nam Cho, Sung Min Ha)
	• Election of independent directors as Audit Committee members	Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
	• Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
	• Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
2. Approval of Remuneration Limit for Directors
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 Billion) Approved
4. Election of Directors
	• Election of inside directors	Approved (Jae Won Chey, Man Won Jung)
	• Election of independent directors	Approved (Hyun Chin Lim)
	• Election of independent directors as Audit Committee member	Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
2. Amendment to Articles of Incorporation
	3. Approval of Remuneration Limit for Directors	Approved
	4. Election of Directors	Approved (Won 12 billion)
• Election of inside directors
	• Election of independent directors	Approved (Cho, Ki Haeng)
	• Election of independent directors as Audit Committee member	Approved (Shim, Dal Sup) Approved (Shim, Dal Sup, Chung, Jay Young)
2. Contingent Liabilities
A. Material Legal Proceedings
(1) Claim for damages by G. Mate Inc.

(a) Details: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but the Company subsequently refused to take delivery of such units. We appealed against G.Mate’s claim for approximately Won 4 billion in damages.
(b) Parties to the lawsuit: G.Mate Inc. (plaintiff) vs. the Company (defendant)
(c) Progress: A mediation requested by G.Mate could not reach an agreement (in January 2007) thus an action for monetary damages was brought before the Seoul Central District Court, to which seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. On December 4, 2008, the trial court awarded the plaintiffs approximately Won 420 million in damages, to which all of plaintiff, defendant and successors appealed, and the case was submitted as of February 3, 2009 before the Seoul High Court. In a compulsory mediation order as of September 2, 2009, the appellate court ordered the Company to pay Won 490 million, and the compulsory mediation order was finalized as of September 16, 2009 as neither of the parties appealed.
(d) Impacts on operation and finance: This litigation case was finally closed when the Company paid the plaintiff Won 490 million on September 21, 2009 pursuant to the compulsory mediation order. This litigation will not impact the Company’s operation or finance in the future.
B. Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.
3. Status of sanctions, etc.
A. Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Committee, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1.268 billion by the Fair Trade Commission of Korea along with a correction order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
On September 2, 2009, the Korea Communications Committee ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Committee by December 8, 2009.
On October 13, 2009, the Korea Communications Committee imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company paid fines related to the sanction and initiated legal suit in an administrative court.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
AND INDEPENDENT AUDITORS’ REPORT

Audit • Tax • Consulting • Financial Advisory •

14 Fl., Hanwha Securities Bldg., 23-5 Yoido-dong, Youngdeungpo-gu, Seoul 150-717, Korea Tel: +82 2 6676 1000 Fax: +82 2 6674 2114 www.deloitteanjin.co.kr
Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have audited the accompanying non-consolidated statements of financial position of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations, changes in its retained earnings and its stockholders’ equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.
Audit • Tax • Consulting • Financial Advisory •

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
February 17, 2010
Notice to Readers
This report is effective as of February 17, 2010, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2009 AND 2008

					Translation into U.S.
	Korean won				dollars (Note 2)
ASSETS	2009		2008		2009	2008
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 11)	~~W~~	420,576	~~W~~	434,177	$361,428	$373,116
Short-term financial instruments (Note 18)		178,057		98,406	153,016	84,567
Short-term investment securities (Notes 2 and 3)		370,182		369,744	318,121	317,745
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~142,702 million as of December 31, 2009 and ~~W~~58,404 million as of December 31, 2008 (Notes 2, 11 and 21)		1,557,514		1,576,459	1,338,473	1,354,754
Short-term loans, net of allowance for doubtful accounts of ~~W~~933 million as of December 31, 2009 and ~~W~~1,090 million as of December 31, 2008 (Notes 2, 5 and 21)		66,888		107,934	57,481	92,755
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~26,059 million and present value of ~~W~~8,478 million as of December 31, 2009 and ~~W~~21,071 million and ~~W~~27,314 as of December 31, 2008 (Notes 2, 11 and 21)		2,032,757		1,225,983	1,746,880	1,053,567
Inventories (Note 2)		22,656		13,927	19,470	11,968
Prepaid expenses		112,762		98,273	96,904	84,452
Current deferred income tax assets, net (Notes 2 and 15)		194,825		21,677	167,426	18,628
Currency swap (Notes 2 and 23)		—		8,236	—	7,078
Accrued income and other		26,835		35,687	23,061	30,668

Total Current Assets		4,983,052		3,990,503	4,282,260	3,429,298

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6 and 20)		5,196,521		4,698,214	4,465,708	4,037,480
Intangible assets, net (Notes 2 and 7)		2,665,936		2,941,592	2,291,012	2,527,901
Long-term financial instruments (Note 18)		6,519		19	5,602	16
Long-term investment securities (Notes 2 and 3)		2,420,262		3,067,389	2,079,888	2,636,007
Equity securities accounted for using the equity method (Notes 2 and 4)		2,680,872		2,600,719	2,303,847	2,234,967
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,250 million as of December 31, 2009 and ~~W~~23,342 million as of December 31, 2008 (Notes 2, 5 and 21)		64,216		131,700	55,185	113,178
Long-term accounts receivable — other, net of present value of nil as of December 31, 2009 and ~~W~~45,464 million as of December 31, 2008		761,647		572,139	654,533	491,676
Guarantee deposits (Notes 11 and 21)		172,021		147,970	147,829	127,160
Long-term currency swap (Notes 2 and 23)		223,173		356,815	191,787	306,634
Long-term deposits and other		123,414		110,435	106,058	94,905

Total Non-current Assets		14,314,581		14,626,992	12,301,449	12,569,924

TOTAL ASSETS	~~W~~	19,297,633	~~W~~	18,617,495	$16,583,709	$15,999,222

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
DECEMBER 31, 2009 AND 2008

					Translation into U.S.
	Korean won				dollars (Note 2)
LIABILITIES AND STOCKHOLDERS' EQUITY	2009		2008		2009	2008
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Short-term borrowings	~~W~~	—	~~W~~	154,700	$—	$132,944
Accounts payable (Notes 11 and 21)		1,136,475		1,039,509	976,647	893,318
Income tax payable		381,940		322,431	328,226	277,086
Accrued expenses (Notes 2 and 22)		934,372		692,788	802,967	595,358
Withholdings		250,656		285,164	215,405	245,060
Current portion of long-term debt, net (Notes 2 and 8)		513,277		708,619	441,092	608,962
Current portion of subscription deposits		6,804		7,082	5,847	6,086
Currency swap (Notes 2 and 23)		35,145		190,359	30,202	163,588
Interest swap (Notes 2 and 23)		1,173		—	1,008	—
Advanced receipts and other		34,791		11,838	29,898	10,172

Total Current Liabilities		3,294,633		3,412,490	2,831,292	2,932,574

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2 and 8)		3,349,216		2,882,483	2,878,199	2,477,105
Long-term borrowings (Notes 2 and 9)		816,760		825,750	701,895	709,621
Subscription deposits (Note 10)		5,480		4,796	4,709	4,122
Long-term payables — other, net of present value discount of ~~W~~5,837 million as of December 31, 2009 and ~~W~~15,416 million as of December 31, 2008 (Note 2)		164,163		304,584	141,076	261,749
Accrued severance indemnities, net (Note 2)		25,155		24,222	21,617	20,816
Non-current deferred income tax liabilities, net (Notes 2 and 15)		210,859		279,616	181,205	240,292
Long-term currency swap (Notes 2 and 23)		18,281		23,947	15,710	20,579
Long-term interest swap (Notes 2 and 23)		16,215		33,498	13,935	28,787
Guarantee deposits received and other (Note 21)		155,421		97,102	133,563	83,445

Total Non-current Liabilities		4,761,550		4,475,998	4,091,909	3,846,516

Total Liabilities		8,056,183		7,888,488	6,923,201	6,779,090

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 12)		44,639		44,639	38,361	38,361
Capital surplus (Notes 2, 8 and 12)		3,032,009		2,957,095	2,605,602	2,541,224
Capital adjustments:
Treasury stock (Notes 1 and 14)		(1,992,083)		(2,055,620)	(1,711,926)	(1,766,528)
Loss on disposal of treasury stock (Note 14)		(716)		—	(615)	—
Equity method in capital adjustments (Notes 2 and 4)		(52,626)		(91,910)	(45,225)	(78,984)
Other capital adjustments (Note 27)		(662,983)		—	(569,744)	—
Accumulated other comprehensive income (loss) (Note 16):
Unrealized gains on valuation of long-term investment securities, net (Notes 2 and 3)		1,003,145		413,270	862,068	355,150
Equity in other comprehensive loss of affiliates, net (Notes 2 and 4)		(84,809)		(4,824)	(72,882)	(4,146)
Gain (Loss) on valuation of currency swap, net (Notes 2 and 23)		6,516		(8,532)	5,599	(7,332)
Loss on valuation of interest swap, net (Notes 2 and 23)		(10,932)		(26,129)	(9,395)	(22,455)
Retained earnings:
Appropriated (Note 13)		8,890,053		8,295,037	7,639,800	7,128,464
Unappropriated		1,069,237		1,205,981	918,865	1,036,378

Total Stockholders’ Equity		11,241,450		10,729,007	9,660,508	9,220,132

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,297,633	~~W~~	18,617,495	$16,583,709	$15,999,222

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions except for per share data)				(In thousands except for per share data)

OPERATING REVENUE (Notes 2 and 21)	~~W~~	12,101,184	~~W~~	11,674,662	$10,399,333	$10,032,795

OPERATING EXPENSES (Note 21):
Labor cost		(460,906)		(414,107)	(396,086)	(355,869)
Commissions paid		(4,594,727)		(4,419,208)	(3,948,547)	(3,797,712)
Depreciation and amortization (Notes 2, 6 and 7)		(1,895,880)		(1,804,910)	(1,629,253)	(1,551,076)
Network interconnection		(1,068,243)		(1,039,263)	(918,011)	(893,106)
Leased line		(332,824)		(391,150)	(286,017)	(336,141)
Advertising		(265,498)		(300,506)	(228,160)	(258,244)
Research and development		(233,469)		(221,501)	(200,635)	(190,350)
Rent		(277,018)		(238,651)	(238,060)	(205,088)
Frequency usage		(157,400)		(161,619)	(135,264)	(138,890)
Repair		(160,571)		(154,221)	(137,989)	(132,532)
Cost of goods sold		(35,979)		(59,431)	(30,919)	(51,073)
Other		(439,332)		(410,199)	(377,546)	(352,512)

Sub-total		(9,921,847)		(9,614,766)	(8,526,487)	(8,262,593)

OPERATING INCOME		2,179,337		2,059,896	1,872,846	1,770,202

OTHER INCOME:
Interest income (Note 3)		157,104		107,212	135,010	92,134
Dividends		134,038		52,475	115,188	45,095
Commissions (Note 21)		22,741		18,689	19,543	16,061
Reversal of allowance for doubtful accounts		—		1,295	—	1,113
Foreign exchange and translation gain (Note 2)		99,080		466,014	85,146	400,476
Equity in earnings of affiliates (Notes 2 and 4)		63,804		41,605	54,831	35,754
Gain on valuation of short-term investment securities (Note 3)		14,086		—	12,105	—
Gain on disposal of investment assets		116,118		18,661	99,788	16,037
Gain on disposal of property and equipment and intangible assets		24,547		4,217	21,095	3,624
Gain on valuation of currency swap (Notes 2 and 23)		108,293		264,417	93,063	227,231
Gain on valuation of currency option (Notes 2 and 23)		1,014		—	871	—
Other		45,619		40,695	39,202	34,971

Sub-total		786,444		1,015,280	675,842	872,496

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions except for per share data)				(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts		(~~W~~304,569)		(~~W~~256,446)	($261,736)	($220,381)
Donations		(70,765)		(99,602)	(60,813)	(85,594)
Foreign exchange and translation loss (Note 2)		(176,076)		(146,736)	(151,314)	(126,100)
Loss on valuation of short-term investment securities (Note 3)		—		(7,758)	—	(6,667)
Equity in losses of affiliates (Notes 2 and 4)		(295,332)		(258,547)	(253,798)	(222,186)
Impairment loss on investment securities (Notes 2 and 3)		(6,246)		(218,729)	(5,368)	(187,968)
Loss on disposal of inventories		(1,359)		—	(1,168)	—
Loss on disposal of investment assets		(148,220)		(7,916)	(127,375)	(6,803)
Loss on disposal of accounts receivable — other (Note 28)		(28,711)		—	(24,673)	—
Loss on disposal of property, equipment and intangible assets		(83,034)		(44,758)	(71,357)	(38,463)
Impairment loss on assets (Note 2)		—		(6,906)	—	(5,935)
Loss on repayment of bonds		(291)		—	(250)	—
Loss on transactions and valuation of currency swap (Notes 2 and 23)		(116,324)		(440,036)	(99,965)	(378,152)
Loss on valuation of interest swap (Notes 2 and 23)		(3,372)		—	(2,898)	—
External research and development cost		(55,528)		(71,942)	(47,718)	(61,824)
Other		(18,610)		(9,724)	(15,992)	(8,357)

Sub-total		(1,308,437)		(1,569,100)	(1,124,425)	(1,348,430)

ORDINARY INCOME		1,657,344		1,506,076	1,424,263	1,294,268

INCOME BEFORE INCOME TAX		1,657,344		1,506,076	1,424,263	1,294,268

PROVISION FOR INCOME TAX (Notes 2 and 15)		(369,004)		(228,418)	(317,109)	(196,294)

NET INCOME	~~W~~	1,288,340	~~W~~	1,277,658	$1,107,154	$1,097,974

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	17,808	~~W~~	17,559	$15,304	$15,090

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	17,599	~~W~~	17,395	$15,124	$14,949

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

					Translation into U.S.
	Korean won				dollars (Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Beginning of year	~~W~~	1,762	~~W~~	1,116	$1,514	$959
Interim dividends (Note 19)		(72,345)		(72,793)	(62,171)	(62,555)
Retirement of treasury stock		(92,477)		—	(79,471)	—
Changes in retained earning from equity method accounting		(56,043)		—	(48,161)	—
Net income		1,288,340		1,277,658	1,107,154	1,097,974

End of year		1,069,237		1,205,981	918,865	1,036,378

TRANSFER FROM VOLUNTARY RESERVES:
Reserve for research and manpower development (Note 13)		376,667		200,000	323,694	171,873
Reserve for loss on disposal of treasury stock (Note 13)		—		255,984	—	219,984

		376,667		455,984	323,694	391,857

APPROPRIATIONS:
Reserve for research and manpower development (Note 13)		(363,000)		—	(311,949)	—
Reserve for business expansion (Note 13)		(474,000)		(701,000)	(407,339)	(602,415)
Reserve for technology development (Note 13)		—		(350,000)	—	(300,778)
Cash dividends (Note 19)		(607,698)		(609,203)	(522,235)	(523,528)

		(1,444,698)		(1,660,203)	(1,241,523)	(1,426,721)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	~~W~~	1,206	~~W~~	1,762	$1,036	$1,514

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		stockholders’
	stock		surplus		adjustments	income		earnings		equity
(In millions of Korean won)
Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,939,353	(~~W~~2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485
Cumulative effect of change in accounting policies		—		15,476	(30,908)		4,893		—		(10,539)

Adjusted balance, January 1, 2008		44,639		2,954,829	(2,072,486)		1,594,099		8,905,865		11,426,946
Cash dividends		—		—	—		—		(609,712)		(609,712)
Interim dividends (Note 19)		—		—	—		—		(72,793)		(72,793)
Net income		—		—	—		—		1,277,658		1,277,658
Conversion of convertible bonds (Note 8)		—		1,544	—		—		—		1,544
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Notes 2 and 15)		—		—	(61,002)		—		—		(61,002)
Treasury stock (Note 14)		—		722	(14,137)		—		—		(13,415)
Loss on disposal of treasury stock (Note 14)		—		—	95		—		—		95
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)		—		—	—		(1,213,419)		—		(1,213,419)
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4, 15 and 16)		—		—	—		18,248		—		18,248
Loss on valuation of currency swap, net (Notes 15, 16 and 23)		—		—	—		3,284		—		3,284
Loss on valuation of interest swap, net (Notes 15, 16 and 23)		—		—	—		(28,427)		—		(28,427)

Balance, December 31, 2008	~~W~~	44,639	~~W~~	2,957,095	(~~W~~2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007

Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—	—		—		(609,203)		(609,203)
Interim dividends (Note 19)		—		—	—		—		(72,345)		(72,345)
Net income		—		—	—		—		1,288,340		1,288,340
Conversion right (Note 8)		—		73,622	—		—		—		73,622
Treasury stock (Note 14)		—		(722)	62,821		—		(92,476)		(30,377)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)		—		—	—		589,875		—		589,875
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)		—		2,014	48,397		(79,985)		(56,044)		(85,618)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Notes 15 and 16)		—		—	(672,096)		—		—		(672,096)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)		—		—	—		15,048		—		15,048
Gain on valuation of interest swap, net (Notes 15, 16 and 23)		—		—	—		15,197		—		15,197

Balance, December 31, 2009	~~W~~	44,639	~~W~~	3,032,009	(~~W~~2,708,408)	~~W~~	913,920	~~W~~	9,959,290	~~W~~	11,241,450

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
	stock	surplus	adjustments	income	earnings	equity
(In thousands of U.S. dollars)
Balance, January 1, 2008	$38,361	$2,525,977	($1,754,461)	$1,365,708	$7,653,388	$9,828,973
Cumulative effect of change in accounting policies	—	13,300	(26,561)	4,205	—	(9,056)

Adjusted balance, January 1, 2008	38,361	2,539,277	(1,781,022)	1,369,913	7,653,388	9,819,917
Cash dividends	—	—	—	—	(523,965)	(523,965)
Interim dividends (Note 19)	—	—	—	—	(62,555)	(62,555)
Net income	—	—	—	—	1,097,974	1,097,974
Conversion of convertible bonds (Note 8)	—	1,327	—	—	—	1,327
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Notes 2 and 15)	—	—	(52,423)	—	—	(52,423)
Treasury stock (Note 14)	—	620	(12,149)	—	—	(11,529)
Loss on disposal of treasury stock (Note 14)	—	—	82	—	—	82
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)	—	—	—	(1,042,771)	—	(1,042,771)
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4, 15 and 16)	—	—	—	15,682	—	15,682
Loss on valuation of currency swap, net (Notes 15, 16 and 23)	—	—	—	2,822	—	2,822
Loss on valuation of interest swap, net (Notes 15, 16 and 23)	—	—	—	(24,429)	—	(24,429)

Balance, December 31, 2008	$38,361	$2,541,224	($1,845,512)	$321,217	$8,164,842	$9,220,132

Balance, January 1, 2009	$38,361	$2,541,224	($1,845,512)	$321,217	$8,164,842	$9,220,132
Cash dividends	—	—	—	—	(523,528)	(523,528)
Interim dividends (Note 19)	—	—	—	—	(62,171)	(62,171)
Net income	—	—	—	—	1,107,154	1,107,154
Conversion right (Note 8)	—	63,268	—	—	—	63,268
Treasury stock (Note 14)	—	(620)	53,987	—	(79,471)	(26,104)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)	—	—	—	506,918	—	506,918
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)	—	1,730	41,591	(68,736)	(48,161)	(73,576)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Notes 15 and 16)	—	—	(577,576)	—	—	(577,576)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)	—	—	—	12,931	—	12,931
Gain on valuation of interest swap, net (Notes 15, 16 and 23)	—	—	—	13,060	—	13,060

Balance, December 31, 2009	$38,361	$2,605,602	($2,327,510)	$785,390	$8,558,665	$9,660,508

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,288,340	~~W~~	1,277,658	$1,107,154	$1,097,974

Expenses not involving cash payments:
Provision for severance indemnities		34,481		36,139	29,632	31,057
Depreciation and amortization		2,030,081		1,943,422	1,744,580	1,670,109
Allowance for doubtful accounts		116,072		42,728	99,748	36,719
Foreign translation loss		972		127,042	835	109,175
Loss on valuation of short-term investment securities		—		7,758	—	6,667
Equity in losses of affiliates		295,332		258,547	253,798	222,186
Impairment loss on investment securities		6,246		218,729	5,368	187,968
Loss on disposal of inventories		1,359		—	1,168	—
Loss on disposal of investment assets		148,220		7,916	127,375	6,803
Loss on disposal of accounts receivable — other		28,711		—	24,673	—
Loss on disposal of property, equipment and intangible assets		83,034		44,758	71,357	38,463
Impairment loss on assets		—		6,906	—	5,935
Loss on repayment of bonds		291		—	250	—
Loss on transactions and valuation of currency swap		116,324		440,036	99,965	378,152
Loss on valuation of interest swap		3,372		—	2,898
Donations		7		175	6	150
Amortization of discounts on bonds and other		37,727		36,803	32,421	31,627

Sub-total		2,902,229		3,170,959	2,494,074	2,725,011

Income not involving cash receipts:
Gain on valuation of short-term investment securities		(14,086)		—	(12,105)	—
Foreign translation gain		(72,954)		(422,733)	(62,694)	(363,282)
Reversal of allowance for doubtful accounts		—		(1,295)	—	(1,113)
Equity in earnings of affiliates		(63,804)		(41,605)	(54,831)	(35,754)
Gain on disposal of investment assets		(116,118)		(18,661)	(99,788)	(16,037)
Gain on disposal of property, equipment and intangible assets		(24,547)		(4,217)	(21,095)	(3,624)
Gain on transactions and valuation of currency swap		(108,293)		(264,417)	(93,063)	(227,231)
Gain on valuation of currency option		(1,014)		—	(871)	—
Other		(53,950)		(1,378)	(46,363)	(1,183)

Sub-total		(454,766)		(754,306)	(390,810)	(648,224)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(76,425)		9,314	(65,677)	8,004
Accounts receivable — other		(816,259)		(378,030)	(701,464)	(324,866)
Inventories		(10,088)		(2,152)	(8,669)	(1,849)
Prepaid expenses		42,771		16,817	36,756	14,452
Advanced payments and other		17,998		(22,459)	15,466	(19,301)
Long-term accounts receivables — other		(254,795)		(572,139)	(218,962)	(491,676)
Accounts payable		91,623		(72,889)	78,738	(62,638)
Income tax payable		68,881		8,149	59,194	7,003
Accrued expenses		274,601		374,153	235,982	321,534
Withholdings		(44,019)		62,511	(37,828)	53,720
Current portion of subscription deposits		(277)		(458)	(238)	(394)
Advanced receipts and other		10,010		(17,748)	8,602	(15,252)
Deferred income taxes		(228,392)		(253,647)	(196,272)	(217,975)
Severance indemnities payments		(26,122)		(15,051)	(22,448)	(12,934)
Deposits for group severance indemnities and other deposits		(8,049)		(19,671)	(6,917)	(16,905)
Dividends received from affiliate		6,817		7,608	5,858	6,538

Sub-total		(951,725)		(875,692)	(817,879)	(752,539)

Net Cash Provided by Operating Activities		2,784,078		2,818,619	2,392,539	2,422,222

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Withdrwal of long-term financial instruments	~~W~~	-	~~W~~	10,000	$—	$8,594
Disposal of short-term investment securities, net		13,704		360,707	11,777	309,979
Collection of short-term loans		333,225		205,758	286,362	176,821
Collection of long-term loans		41,123		8,582	35,340	7,375
Proceeds from sales of long-term investment securities		1,966,854		370,354	1,690,245	318,269
Proceeds from sales of equity securities accounted for using the equity method		6,444		7,616	5,538	6,545
Decrease in guarantee deposits		25,653		16,143	22,045	13,873
Decrease in other non-current assets		11,135		30,454	9,569	26,171
Proceeds from disposal of property and equipment		60,393		11,903	51,900	10,229
Proceeds from disposal of intangible assets		4,897		9,344	4,208	8,030
Cash inflows from transaction of currency swap		85,080		—	73,115	—
Cash inflows from transaction of currency option		1,014		—	871	—

Sub-total		2,549,522		1,030,861	2,190,970	885,886

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(79,651)		(19,046)	(68,449)	(16,367)
Acquisition of long-term financial instruments		(6,500)		—	(5,586)	—
Extension of short-term loans		(251,196)		(245,284)	(215,869)	(210,788)
Extension of long-term loans		(15,379)		(29,676)	(13,216)	(25,503)
Acquisition of long-term investment securities		(489,338)		(11,557)	(420,520)	(9,932)
Acquisition of equity securities accounted for using the equity method		(451,702)		(1,893,236)	(388,177)	(1,626,981)
Increase in guarantee deposits and other		(125,908)		(88,769)	(108,201)	(76,286)
Acquisition of property and equipment		(1,683,087)		(1,803,750)	(1,446,386)	(1,550,079)
Increase in intangible assets		(51,807)		(71,431)	(44,521)	(61,385)
Cash outflows from transaction of currency swap		(177,848)		(262,324)	(152,836)	(225,432)
Cash outflows from business acquisition		(894,784)		—	(768,946)	—

Sub-total		(4,227,200)		(4,425,073)	(3,632,707)	(3,802,753)

Net Cash Used in Investing Activities		(1,677,678)		(3,394,212)	(1,441,737)	(2,916,867)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds		1,114,937		894,558	958,138	768,752
Proceeds from short-term borrowings		—		154,700	—	132,944
Proceeds from long-term borrowings		—		500,000	—	429,682
Increase in guarantee deposits received and other		16,572		4,334	14,241	3,724
Proceeds from disposal of treasury stock		—		42,246	—	36,305

Sub-total		1,131,509		1,595,838	972,379	1,371,407

Cash outflows for financing activities:
Repayment of short-term borrowings		(746,849)		—	(641,816)	—
Repayment of current portion of long-term debts		(715,672)		(411,642)	(615,023)	(353,751)
Repayment of bonds		(60,216)		—	(51,748)	—
Payment of dividends		(681,548)		(682,504)	(585,698)	(586,520)
Decrease in subscription deposits		—		(1,630)	—	(1,401)
Acquisition of treasury stock		(28,939)		(63,538)	(24,869)	(54,602)
Cash outflows from transaction of currency swap		(4,348)		—	(3,737)	—
Decrease in other non-current liabilities		(13,938)		(2,400)	(11,978)	(2,062)

Sub-total		(2,251,510)		(1,161,714)	(1,934,869)	(998,336)

Net Cash Provided by (Used in) Financing Activities		(1,120,001)		434,124	(962,490)	373,071

NET DECREASE IN CASH AND CASH EQUIVALENTS		(13,601)		(141,469)	(11,688)	(121,574)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		434,177		575,646	373,116	494,690

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	420,576	~~W~~	434,177	$361,428	$373,116

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2009, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	51,254,978	63.48
Treasury stock	8,400,712	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements were approved by the Company’s board of directors on January 21, 2010. In accordance with the revised Act on External Audit for Stock Companies, effective January 1, 2009, the Company renamed the balance sheets to statements of financial position. Significant accounting policies followed in preparing the accompanying financial statements are summarized as follows:

a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,163.65 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended December 31, 2009. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible to cash without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

c.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

d.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion and merchandise for e-commerce business, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains a perpetual inventory system, which is adjusted to physical inventory counts performed at year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the years ended December 31, 2009 and 2008.

e.	Securities (Excluding Equity Securities Accounted for Using the Equity Method)

Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading and available-for-sale and in the case of debt securities into held-to-maturity securities as well depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the financial position, and available-for-sale and held-to-maturity securities are presented in the current asset section of the statements of financial position if their maturities are within one year; otherwise, such securities are recorded in the non-current section of the statements of financial position.

f.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as increase (decrease) in capital surplus (or capital adjustments).

In translating the foreign currency statements of the Company’s foreign-based investees, the Company applies (a) the current rate of exchange at the end of the reporting period to the items in investee’s statements of financial position (except historical rates applied for stockholders’ equity), and (b) the average rate for the current period for items in the statements of income. After translating the items in the statements of financial position and income as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

g.	Valuation of Long-term Accounts Receivable — Other

Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the collection period.

h.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4-30 years) of the related assets.

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2009 and 2008 were ~~W~~482,813 million and ~~W~~468,478 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). Of which, ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.37% as of December 31, 2009). The future payment obligations are ~~W~~150,000 million and ~~W~~170,000 million in 2010 and 2011, respectively. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of December 31, 2009, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~929 million and ~~W~~5,837 million, respectively.

j.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. The Company recorded such impairment loss of nil and ~~W~~6,906 million for the years ended December 31, 2009 and 2008, respectively.

k.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at the time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

l.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

m.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

n.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 22). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:
•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

o.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the end of the reporting period.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~66,476 million and ~~W~~58,427 million as of December 31, 2009 and 2008, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~26,121 million and ~~W~~15,051 million for the years ended December 31, 2009 and 2008, respectively.

p.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~233,469 million and ~~W~~221,501 million for the years ended December 31, 2009 and 2008, respectively. In addition, external research and development costs were ~~W~~55,528 million and ~~W~~71,942 million for the years ended December 31, 2009 and 2008, respectively.

q.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. at the end of the reporting period, which were ~~W~~1,167.60 and ~~W~~1,257.50 to US$1.00 at December 31, 2009 and 2008, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

r.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

s.	Revenue Recognition

Operating revenue is recognized when cellular telephone communication and related services are provided.

t.	Income Tax

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 15).

u.	Handset Subsidies

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See Note 22).

v.	Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.
3.	INVESTMENT SECURITIES
     a. Short-term Investment Securities
Short-term investment securities as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009						2008
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount

Trading securities (Note)	~~W~~	365,000	~~W~~	370,126	~~W~~	370,126	~~W~~	366,040
Current portion of long-term investment securities		56		56		56		3,704

Total	~~W~~	365,056	~~W~~	370,182	~~W~~	370,182	~~W~~	369,744

(Note) The Company’s trading securities as of December 31, 2009 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities.
b. Long-term Investment Securities
Long-term investment securities as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008
Available-for-sale equity securities	~~W~~	2,026,921	~~W~~	3,066,306
Available-for-sale debt securities		393,397		4,787

Total		2,420,318		3,071,093
Less: current portion		(56)		(3,704)

Long-term portion	~~W~~	2,240,262	~~W~~	3,067,389

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009
	Number of		Acquisition					Carrying amount
	shares	Percentage (%)	cost		Fair value			2009		2008
(Investments in listed companies)

SK C&C Co., Ltd.	4,500,000	9.0	~~W~~	150,495	~~W~~	201,600	(Note a)	~~W~~	201,600	~~W~~	676,716
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781		6,995			6,995		5,636
KRTnet Corporation	234,150	4.4		1,171		1,573			1,573		1,098
POSCO Corp.	2,481,310	2.8		332,662		1,533,450			1,533,450		942,898
LG Powercomm Co., Ltd.	—	—		—		—	(Note b)		—		39,000
nTels Co., Ltd.	205,200	6.2		34		1,161			1,161		504
Sprint Nextel	17,368,246	0.6		75,363		74,215	(Note c)		74,215		—
China Unicom Ltd.	—	—		—		—	(Note b)		—		1,357,648
Qualcomm Inc.	—	—		—		—	(Note b)		—		2,514
DAEA TI Co., Ltd.	—	—		—		—	(Note b)		—		89
Extended Computing Environment Co., Ltd.	—	—		—		—	(Note b)		—		40

Sub-total				565,506		1,818,994			1,818,994		3,026,143

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964	(Note e)				13,964		13,964
Others				127,840	(Notes d & e)				5,601		12,932

Sub-total				141,804					19,565		26,896

(Investments in funds)
Global Opportunities Breakaway Fund				186,390		175,140	(Note f)		175,140		—
Others				13,222	(Notes b & e)				13,222		13,267

Sub-total				199,612					188,362		13,267

Total			~~W~~	906,922				~~W~~	2,026,921	~~W~~	3,066,306

(Note a)	As the common stocks of SK C&C were listed on the Stock Market of Korea Exchange during the year ended December 31, 2009, the Company sold 10,500,000 shares through initial public offering and recorded the residual investment at its market value as of December 31, 2009. In addition, the Company recorded unrealized gain on valuation of investments of ~~W~~74,051 million (net of tax effect ~~W~~23,642 million) as of December 31, 2009.

(Note b)	The investments in common stock of China Unicom Ltd. and others were all sold during the year ended December 31, 2009 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note c)	For the year ended December 31, 2009, equity securities accounted for using equity method of Virgin Mobile USA, Inc. and Helio, Inc. were exchanged into the equity interest in Sprint Nextel.

(Note d)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~6,246 million of impairment loss on investment securities for the year ended December 31, 2009.

(Note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note f)	For the year ended December 31, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$150 million out of total capital commitment of US$200 million. In addition, the difference between the fair value and acquisition cost of ~~W~~8,775 million (net of tax effect of ~~W~~2,475 million) was recorded as unrealized loss on valuation of long-term investment securities in other comprehensive loss.
b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

				Carrying amount
	Maturity	Acquisition cost		2009		2008

Public bonds	(Note a)	~~W~~	457	~~W~~	457	~~W~~	1,236
Closed beneficiary certificates	October 2011		131		8		3,551
Bond-type beneficiary certificates	June 2011		300,000		300,134		—
Subordinated bonds (Note b)			90,980		90,980		—
Convertible bonds of Magic Tech Network (Note c)	March 2011		1,818		1,818		—

Total			393,386		393,397		4,787
Less current portion			(56)		(56)		(3,704)

Long-term available-for-sale debt securities		~~W~~	393,330	~~W~~	393,341	~~W~~	1,083

The interest income incurred from available-for-sale debt securities for the year ended December 31, 2009 and 2008 amounted to ~~W~~289 million and ~~W~~5,523 million, respectively.
(Note a)	The maturities of public bonds as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

Maturity	2009		2008

Within one year	~~W~~	56	~~W~~	153
After one year but within five years		401		1,083

	~~W~~	457	~~W~~	1,236

(Note b)	The Company purchased subordinated bonds issued by special purpose company in the asset-backed securitization of accounts receivable-other resulting from its mobile phone dealer financing plan (See Note 28).

(Note c)	On September 3, 2009, the Company purchased convertible bonds of Magic Tech Network for US$1,458,065. Such convertible bonds have conversion price of US$274.749 per share of common stock of Magic Tech Network.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2009
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term investment securities	~~W~~	941,096	~~W~~	591,545		(~~W~~231,282)	~~W~~	1,301,359
Unrealized loss on valuation of long-term investment securities		(401,945)		(12,303)		401,728		(12,520)

Sub-total		539,151		579,242		170,446		1,288,839
Less tax effect		(125,881)		(127,402)		(32,411)		(285,694)

Total	~~W~~	413,270	~~W~~	451,840	~~W~~	138,035	~~W~~	1,003,145

	For the year ended December 31, 2008
				Transferred to
	Beginning		Increase	realized		Ending
	balance		(decrease)	gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term investment securities	~~W~~	2,402,284	(~~W~~1,461,188)	~~W~~	—	~~W~~	941,096
Unrealized loss on valuation of long-term investment securities		(158,575)	(248,522)		5,152		(401,945)

Sub-total		2,243,709	(1,709,710)		5,152		539,151
Less tax effect		(617,020)	492,556		(1,417)		(125,881)

Total	~~W~~	1,626,689	(~~W~~1,217,154)	~~W~~	3,735	~~W~~	413,270

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009
		Ownership
	Number	percentage	Acquisition		Net asset			Carrying amount
	of shares	(%)	cost		value			2009		2008

SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	707,292	(Note a)	~~W~~	1,242,247	~~W~~	1,146,736
SK Communications Co., Ltd.	28,029,945	64.8		175,441		137,730			148,831		147,392
SK Telink Co., Ltd.	943,997	90.8		5,296		133,030			133,030		112,358
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		112,531			112,531		101,345
PS&Marketing Corporation	30,000,000	100.0		150,000		133,934	(Note b)		133,934		—
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,020)			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		16,665			30,611		30,086
F&U Credit Information Co., Ltd.	300,000	50.0		2,410		4,021			4,481		4,244
TU Media Corp.	28,538,064	44.2		151,980		11,710			11,710		14,847
Aircross Co., Ltd.	—	—		—		—	(Note c)		—		7,289
IHQ, Inc.	14,960,784	37.1		51,846		11,917			20,178		26,957
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,196		7,708			7,708		9,575
Commerce Planet Co., Ltd.	29,396	100.0		8,251		139			139		1,535
Loen Entertainment, Inc.	16,054,812	63.5		57,874		39,826			40,234		35,895
Harex Info Tech, Inc.	225,000	21.2		3,375		62			62		598
SK Mobile	—	20.0		4,930		—			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		81,651			26,264		112,160
Skytel Co., Ltd.	1,951,777	29.3		2,159		14,958			14,958		12,381
SK China Company Ltd.	94,960	29.7		6,159		5,004			3,918		3,657
SK Telecom China Co., Ltd.	—	100.0		7,340		9,444			9,444		7,157
TR Entertainment	—	42.2		10,953		2,317			7,560		9,626
ULand Company Ltd.	14,100,100	70.1		17,511		3,819			3,819		5,401
Virgin Mobile USA, Inc.	—	—		—		—	(Note d)		—		62,096
SKT Americas, Inc.	109	100.0		30,457		26,131			26,131		36,126
SK Telecom China Holding Co., Ltd.	—	100.0		29,595		23,396	(Note e)		23,396		30,780
SK USA, Inc.	49	49.0		3,184		5,498			5,498		5,041
Helio, Inc.	79,437	14.3		134		12	(Note d)		12		116
Korea IT Fund	190	63.3		190,000		220,957			220,957		210,725
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,695			4,695		5,688
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		8,036			8,036		8,441
SK-KTB Music Investment Fund	14,850,000,000	74.2		14,850		13,538			13,538		13,954
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	120	45.6		12,000		8,256			8,256		8,435
Michigan Global Cinema Fund	40	36.4		4,000		3,651			3,651		3,577
3rd Fund of Isu Entertainment	25	31.3		2,500		1,635			1,635		1,568
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,536			9,536		10,053
Cyworld China Holdings	10,500,000	53.8		10,272		(529)			—		2,117
Magic Tech Network	4,500	30.0		8,494		941			5,267		7,725
SK Telecom Global Investment B.V.	18,000	100.0		39,319		41,013	(Note e)		41,013		31,866
SKY Property Mgmt. Ltd.	22,980	60.0		283,370		264,848			264,848		287,405

	2009
		Ownership
	Number	percentage	Acquisition		Net asset			Carrying amount
	of shares	(%)	cost		value			2009		2008
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,532			1,532		1,908
Prmaxsoftware Tech. Co., Ltd.	—	97.2	~~W~~	11,665	~~W~~	2,432	(Note e)	~~W~~	2,432	~~W~~	7,127
Benex Digital Cultural Contents Fund	50	19.9		5,000		4,912			4,912		5,068
Benex Focus Limited Partnership II	200	66.7		20,000		19,782			19,782		20,089
K-net Culture & Contents Venture Fund	118	59.0		11,800		11,157	(Note e)		11,157		5,856
Open Innovation Fund	200	98.5		20,000		19,938			19,938		20,044
UniSk	49	49.0		3,475		4,247			4,247		3,475
SK Beijing Industrial Development Co., Ltd.	19,843,800	100.0		23,709		18,009	(Note f)		18,009		—
Cyworld Japan	375,000	30.0		3,141		66			66		3,141
Cyworld Inc.	2,850,000	30.0		2,672		(3,296)			—		2,672
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307		7,272	(Note g)		7,272		—
SKT Holdings America	—	—		—		—	(Note h)		—		12,990
SK Telecom Europe Limited	690,000	100.0		1,286			(Note i)		1,286		1,286

Total			~~W~~	3,310,397				~~W~~	2,680,872	~~W~~	2,600,719

(Note a)	For the year ended December 31, 2009, the Company additionally invested ~~W~~241,176 million in SK Broadband Co., Ltd. which increased the Company’s ownership from 43.4% to 50.6%.

(Note b)	For the year ended December 31, 2009, the Company acquired 30,000,000 shares of PS&Marketing Corporation. As a result, the Company holds 100.0% of PS&Marketing Corporation.

(Note c)	For the year ended December 31, 2009, Aircross Co., Ltd. was fully liquidated.

(Note d)	For the year ended December 31, 2009, the Company exchanged the equity interest in Virgin Mobile Inc. and Helio Inc. into the equity interest in Sprint Nextel.

(Note e)	For the year ended December 31, 2009, the Company additionally invested ~~W~~6,302 million in SK Telecom China Holding Co., Ltd., ~~W~~13,274 million in SK Telecom Global Investment B.V., ~~W~~4,538 million in Prmaxsoftware Tech. Co., Ltd. and ~~W~~5,900 million in K-net Culture & Contents Venture Fund.

(Note f)	For the year ended December 31, 2009, the Company acquired 19,843,800 shares of SK Beijing Industrial Development Co., Ltd. As a result, the Company holds 100.0% of SK Beijing Industrial Development Co., Ltd.

(Note g)	For the year ended December 31, 2009, the Company acquired 1,461,486 shares of Daehan Kanggun BcN Co., Ltd. As a result, the Company holds 29.0% of Daehan Kanggun BcN Co., Ltd.

(Note h)	For the year ended December 31, 2009, SKT Americas, Inc. merged with SKT Holding America, and as such, the book value of the investment in SKT Holding America was transferred to the investment in SKT Americas, Inc. as of December 31, 2009.

(Note i)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.
Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

		For the year ended December 31, 2009
							Equity in				Equity	Equity
						Equity in	other				method in	method in				Other
		Beginning				earnings	comprehensive		Capital		retained	capital		Dividend		increase		Ending
		balance		Acquisition		(losses)	Income		Surplus		earnings	adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	241,176	(~~W~~117,528)	~~W~~	5,841	~~W~~	—	(~~W~~56,043)	~~W~~	22,065	~~W~~	—	~~W~~	—	~~W~~	1,242,247
SK Communications Co., Ltd.	(Note a)		147,392		—	(482)		(19,027)		2,049	—		18,899		—		—		148,831
SK Telink Co., Ltd.	(Notes a and b)		112,358		—	26,835		162		—	—		—		(6,325)		—		133,030
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—	16,067		(4,881)		—	—		—		—		—		112,531
PS&Marketing Corporation	(Note a)		—		150,000	(16,066)		—		—	—		—		—		—		133,934
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—	28		—		—	—		—		—		(28)		—
Paxnet Co., Ltd.	(Notes a and b)		30,086		—	1,017		(281)		—	—		281		(492)		—		30,611
F&U Credit Information Co., Ltd.	(Note a)		4,244		—	237		—		—	—		—		—		—		4,481
TU Media Corp.	(Note a)		14,847		—	(3,137)		36		(36)	—		—		—		—		11,710
Aircross Co., Ltd.	(Notes a and c)		7,289		—	—		—		—	—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—	(7,641)		(5,108)		—	—		5,970		—		—		20,178
Ntreev Soft Co., Ltd.	(Note a)		9,575		—	(1,963)		47		—	—		49		—		—		7,708
Commerce Planet Co., Ltd.	(Note a)		1,535		—	(1,396)		—		—	—		—		—		—		139
Loen Entertainment, Inc.	(Note a)		35,895		—	1,717		2,944		—	—		(322)		—		—		40,234
Harex Info Tech, Inc.	(Note a)		598		—	(536)		—		—	—		—		—		—		62
SK Mobile	(Note a)		2,111		—	—		—		—	—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—	(71,649)		(14,247)		—	—		—		—		—		26,264
Skytel Co., Ltd.	(Note a)		12,381		—	5,192		(2,615)		—	—		—		—		—		14,958
SK China Company Ltd.	(Note a)		3,657		—	669		(408)		—	—		—		—		—		3,918
SK Telecom China Co., Ltd.	(Note a)		7,157		—	(91)		2,378		—	—		—		—		—		9,444
TR Entertainment	(Note a)		9,626		—	(1,894)		(172)		—	—		—		—		—		7,560
ULand Company Ltd.	(Note a)		5,401		—	(1,268)		(314)		—	—		—		—		—		3,819
Virgin Mobile USA, Inc.	(Notes a and d)		62,096		—	(11,529)		11		—	—		—		—		(50,578)		—
SKT Americas, Inc.	(Notes a and e)		36,126		—	(20,589)		(2,396)		—	—		—		—		12,990		26,131
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302	(11,738)		(1,948)		—	—		—		—		—		23,396
SK USA, Inc.	(Note a)		5,041		—	865		(408)		—	—		—		—		—		5,498
Helio, Inc.	(Notes a and d)		116		—	—		(26)		—	—		26		—		(104)		12
Korea IT Fund	(Note a)		210,725		—	8,821		1,411		—	—		—		—		—		220,957
1st Music Investment Fund of SK-PVC	(Note a)		5,688		—	(1,146)		153		—	—		—		—		—		4,695
2nd Music Investment Fund of SK-PVC	(Note a)		8,441		—	(405)		—		—	—		—		—		—		8,036
SK-KTB Music Investment Fund	(Note a)		13,954		—	(341)		(76)		—	—		1		—		—		13,538
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	(Note a)		8,435		—	(179)		—		—	—		—		—		—		8,256
Michigan Global Cinema Fund	(Note a)		3,577		—	74		—		—	—		—		—		—		3,651
3rd Fund of Isu Entertainment	(Note a)		1,568		—	67		—		—	—		—		—		—		1,635
SK Telecom Advanced Tech & Service Center	(Note a)		10,053		—	246		(763)		—	—		—		—		—		9,536
Cyworld China Holdings	(Note a)		2,117		—	(1,062)		(127)		—	—		(928)		—		—		—
Magic Tech Network	(Note a)		7,725		—	(2,403)		(55)		—	—		—		—		—		5,267
SK Telecom Global Investment B.V.	(Note a)		31,866		13,274	40		(4,167)		—	—		—		—		—		41,013
SKY Property Mgmt. Ltd.	(Note a)		287,405		—	827		(23,384)		—	—		—		—		—		264,848

		For the year ended December 31, 2009
							Equity in				Equity		Equity
						Equity in	other				method in		method in				Other
		Beginning				earnings	comprehensive		Capital		retained		capital		Dividend		increase		Ending
		balance		Acquisition		(losses)	Income		Surplus		earnings		adjustments		received		(decrease)		balance
Wave City Development Co. Ltd.	(Note a)		1,908		—	(376)		—		—		—		—		—		—		1,532
Prmaxsoftware Tech. Co., Ltd.	(Note a)		7,127		4,538	(9,526)		293		—		—		—		—		—		2,432
Benex Digital Cultural Contents Fund	(Note a)		5,068		—	(156)		—		—		—		—		—		—		4,912
Benex Focus Limited Partnership II	(Note a)	~~W~~	20,089	~~W~~	—	(~~W~~307)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,782
K-net Culture & Contents Venture Fund	(Note a)		5,856		5,900	(599)		—		—		—		—		—		—		11,157
Open Innovation Fund	(Note a)		20,044		—	(106)		—		—		—		—		—		—		19,938
UniSk	(Note a)		3,475		—	1,101		(329)		—		—		—		—		—		4,247
SK Beijing Industrial Development Co., Ltd.	(Note a)		—		23,709	(5,448)		(252)		—		—		—		—		—		18,009
Cyworld Japan	(Note a)		3,141		—	(3,063)		(12)		—		—		—		—		—		66
Cyworld Inc.	(Note a)		2,672		—	(2,672)		—		—		—		—		—		—		—
Daehan Kanggun BcN Co., Ltd.	(Notes a and f)		—		6,803	(35)		—		—		—		—		—		504		7,272
SKT Holdings America	(Notes a and e)		12,990		—	—		—		—		—		—		—		(12,990)		—
SK Telecom Europe Limited	(Note a)		1,286		—	—		—		—		—		—		—		—		1,286

Total		~~W~~	2,600,719	~~W~~	451,702	(~~W~~231,528)		(~~W~~67,720)	~~W~~	2,013		(~~W~~56,043)	~~W~~	46,041		(~~W~~6,817)		(~~W~~57,495)	~~W~~	2,680,872

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	Obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	Checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	Performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd. which were deducted from the carrying amount of equity securities accounted for using the equity method.

(Note c)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

(Note d)	Other decrease in investments in Virgin Mobile Inc. generated from the equity interest exchange of Sprint Nextel.

(Note e)	For the year ended December 31, 2009, SKT Americas, Inc. merged with SKT Holding America, and as such, the book value of the investment in SKT Holding America was transferred to the investment in SKT Americas, Inc. as of December 31, 2009.

(Note f)	Other increase in investments in Daehan Kanggun BcN Co., Ltd. generated from the business acquisition of SK Networks Co., Ltd.

		For the year ended December 31, 2008
									Equity
						Equity in	Equity in		method in				Other
		Beginning				earnings	other		capital		Dividend		increase		Ending
		balance		Acquisition		(losses)	comprehensive		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Notes a and c)	~~W~~	—	~~W~~	1,093,104	(~~W~~71,111)	~~W~~	8,218	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,146,736
SK Communications Co., Ltd.	(Note a)		149,850		—	(16,966)		14,508		—		—		—		147,392
SK Telink Co., Ltd.	(Notes a and b)		97,136		—	21,208		(39)		—		(5,947)		—		112,358
SK Marketing & Company Co. Ltd	(Note a)		—		190,000	7,576		(96,231)		—		—		—		101,345
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—	(1,294)		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and b)		30,237		—	(111)		407		—		(447)		—		30,086
F&U Credit information Co., Ltd.	(Note a)		3,851		—	393		—		—		—		—		4,244
TU Media Corp.	(Note a)		5,527		55,000	(15,039)		—		(30,641)		—		—		14,847
Aircross Co., Ltd.	(Note a)		5,967		—	1,322		—		—		—		—		7,289
IHQ, Inc.	(Note a)		38,911		—	(11,552)		(402)		—		—		—		26,957
Ntreev Soft Co., Ltd.	(Note a)		13,221		—	(3,396)		92		(342)		—		—		9,575
Baba Club	(Notes a and d)		1,733		—	—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Notes a and d)		6,266		—	(4,761)		—		(1,703)		—		1,733		1,535
Loen Entertainment, Inc.	(Note a)		21,415		30,000	366		(2,731)		(13,155)		—		—		35,895
Harex Info Tech, Inc.	(Note a)		1,118		—	(520)		—		—		—		—		598
SK Mobile	(Notes a and e)		3,272		2,004	—		—		—		—		(3,165)		2,111
SKT Vietnam PTE Ltd.	(Note a)		101,412		—	(20,597)		31,416		(71)		—		—		112,160
Skytel Co., Ltd.	(Notes a and b)		7,797		—	3,779		2,019		—		(1,214)		—		12,381
SK China Company Ltd.	(Note a)		—		2,963	287		407		—		—		—		3,657
SK Telecom China Co., Ltd.	(Note a)		7,154		—	3		—		—		—		—		7,157
TR Entertainment	(Note a)		—		10,954	(2,109)		781		—		—		—		9,626
ULand Company Ltd.	(Note a)		5,290		—	(1,741)		1,852		—		—		—		5,401
SK Telecom USA Holdings, Inc.	(Notes a and f)		63,023		107,875	(99,386)		41,905		(22,988)		—		(90,429)		—
Virgin mobile Inc.	(Note f)				—	—		—						62,096		62,096
SKT Americas, Inc,	(Note a)		26,454		—	674		8,998		—		—		—		36,126
SK Telecom China Holding Co., Ltd.	(Note a)		19,070		4,223	(2,686)		10,173		—		—		—		30,780
SK USA, Inc.	(Note a)		3,140		—	730		1,171		—		—		—		5,041
Helio, Inc.	(Note a)		333		—	(573)		16		340		—		—		116
Korea IT Fund	(Note a)		210,568		—	4,761		(4,604)		—		—		—		210,725
Centurion IT Investment Association	(Notes a and g)		2,463		—	—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note a)		5,607		—	81		—		—		—		—		5,688
2nd Music Investment Fund of SK-PVC	(Note a)		8,517		—	(76)		—		—		—		—		8,441
SK-KTB Music Investment Fund	(Note a)		13,367		—	(355)		942		—		—		—		13,954
IMM Cinema Fund	(Note a)		9,089		—	(654)		—		—		—		—		8,435
Michigan Global Cinema Fund	(Note a)		3,542		—	35		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note a)		1,690		—	(122)		—		—		—		—		1,568
Cyworld China Holdings	(Note a)		—		10,272	(2,935)		1,011		(6,231)		—		—		2,117
Magic Tech Network	(Note a)		—		8,494	(1,233)		464		—		—		—		7,725
SK Telecom Global Investment B.V.	(Note a)		—		26,044	190		5,632		—		—		—		31,866
SKY Property Mgmt. Ltd.	(Note a)		—		283,368	(923)		4,960		—		—		—		287,405
SK Telecom Advanced Tech & Service Center	(Note a)		6,989		—	(305)		3,369		—		—		—		10,053
Wave City Development Co. Ltd.	(Note a)		—		1,967	(59)		—		—		—		—		1,908
Prmaxsoftware Tech.Co., Ltd.	(Note a)		—		7,127	—		—		—		—		—		7,127
Benex Digital Cultural Contents Fund	(Note a)		—		5,000	68		—		—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		—		20,000	89		—		—		—		—		20,089
K-net Cultural & Contents Venture Fund	(Note a)		—		5,900	(44)		—		—		—		—		5,856
Open Innovation Fund	(Note a)		—		20,000	44		—		—		—		—		20,044

Total		~~W~~	874,009	~~W~~	1,884,295	(~~W~~216,942)	~~W~~	34,334		(~~W~~74,791)		(~~W~~7,608)	~~W~~	82,564	~~W~~	2,577,155

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2008. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	Obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	Checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	Performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	The Company received dividends from SK Telink Co., Ltd., Paxnet Co., Ltd. and Skytel Co, Ltd., which were deducted from the carrying amount of equity securities accounted for using the equity method.

(Note c)	Other increase in investments in SK Broadband Co., Ltd. represents the reclassification from available-for-sale securities to equity securities accounted for using the equity method.

(Note d)	Other increase (decrease) in investments in Commerce Planet Co., Ltd. (Baba Club) resulted from the merger of Baba Club into Commerce Planet Co., Ltd.

(Note e)	Other decrease in investments in equity securities of SK Mobile represent partial disposal of the equity shares.

(Note f)	Due to the liquidation of SK Telecom USA Holdings, Inc., a wholly-owned subsidiary of the Company, the Company directly holds ~~W~~62,096 million of equity interest in Virgin Mobile Inc. and ~~W~~28,332 million of loans previously held by SK Telecom USA Holdings, Inc.

(Note g)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from the full liquidation of Centurion IT Investment Association.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2009
	Beginning		Increase/			Ending
	balance		(decrease)		Amortization	balance

SK Broadband Co., Ltd.	~~W~~	534,050	~~W~~	26,425	(~~W~~25,521)	~~W~~	534,954
SK Communications Co., Ltd.		12,122		—	(892)		11,230
Paxnet Co., Ltd.		15,019		—	(1,073)		13,946
F&U Credit Information Co., Ltd.		503		—	(42)		461
IHQ, Inc.		13,767		—	(5,507)		8,260
Ntreev Soft Co., Ltd.		595		—	(595)		—
Loen Entertainment, Inc.		1,223		—	(816)		407
Harex Info Tech, Inc.		350		—	(350)		—
Skytel Co., Ltd.		(1,377)		(10)	1,387		—
SK China Company Ltd.		72		35	(107)		—
TR Entertainment		6,856		—	(1,613)		5,243
Magic Tech Network		5,563		—	(1,236)		4,327
Virgin mobile USA, Inc.		—		19,884	(19,884)		—
Prmaxsoftware Tech. Co., Ltd.		—		672	(672)		—
Daehan Kanggun BcN Co., Ltd.		—		35	(35)		—

Total	~~W~~	588,743	~~W~~	47,041	(~~W~~56,956)	~~W~~	578,828

	For the year ended December 31, 2008
	Beginning		Increase/			Ending
	balance		(decrease)		Amortization	balance

SK Broadband Co., Ltd.	~~W~~	—	~~W~~	565,173	(~~W~~31,123)	~~W~~	534,050
SK Communications Co., Ltd.		21,019		(8,005)	(892)		12,122
Paxnet Co., Ltd.		16,092		—	(1,073)		15,019
F&U Credit Information Co., Ltd.		545		—	(42)		503
IHQ, Inc.		19,274		—	(5,507)		13,767
Ntreev Soft Co., Ltd.		1,282		(92)	(595)		595
Loen Entertainment, Inc.		2,039		—	(816)		1,223
Harex Info Tech, Inc.		701		—	(351)		350
Skytel Co., Ltd.		—		(1,377)	—		(1,377)
SK China Company Ltd.		—		72	—		72
TR Entertainment		—		8,066	(1,210)		6,856
Magic Tech Network		—		6,181	(618)		5,563
Baba Club		2,504		(2,504)	—		—
Commerce Planet Co., Ltd.		3,950		—	(3,950)		—
SKT Vietnam PTE Ltd.		363		(363)	—		—
ULand Company Ltd.		4,245		—	(4,245)		—

Total	~~W~~	72,014	~~W~~	567,151	(~~W~~50,422)	~~W~~	588,743

Details of changes in unrealized inter-company gains incurred from sales of assets for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2009
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance

SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	(~~W~~141)	~~W~~	128
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	1,355	~~W~~	—	(~~W~~141)	~~W~~	1,214

	For the year ended December 31, 2008
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—	(~~W~~1,923)	~~W~~	269
Uland Company Limited.		2,981		—	(2,981)		—
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	6,259	~~W~~	—	(~~W~~4,904)	~~W~~	1,355

Details of market price of the equity securities accounted for using the equity method as of December 31, 2009 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price

SK Broadband Co., Ltd.	~~W~~	4,795	149,638,354	~~W~~	717,516
SK Communications Co., Ltd.		15,600	28,029,945		437,267
IHQ, Inc.		1,050	14,960,784		15,709
Loen Entertainment, Inc.		6,660	16,054,812		106,925

The condensed financial information of the investees as of and for the year ended December 31, 2009 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Broadband Co., Ltd.	~~W~~	3,144,786	~~W~~	1,745,883	~~W~~	1,893,956	(~~W~~192,174)
SK Communications Co., Ltd.		301,424		88,945		198,954	575
SK Telink Co., Ltd.		216,739		70,181		302,977	29,589
SK Marketing & Company Co., Ltd.		641,888		416,827		315,838	32,464
PS&Marketing Corporation		441,208		307,273		427,615	(16,066)
SK Wyverns Baseball Club Co., Ltd.		4,518		6,538		29,703	28
Paxnet Co., Ltd.		43,892		15,994		41,741	3,570
F&U Credit Information Co., Ltd.		13,117		5,076		48,839	711
TU Media Corp.		263,461		236,939		133,434	(6,289)
IHQ, Inc.		50,873		18,743		42,817	(2,989)
Ntreev Soft Co., Ltd.		26,179		14,078		24,651	(2,250)
Commerce Planet Co., Ltd.		24,758		24,619		45,608	(968)
Loen Entertainment, Inc.		99,715		36,976		101,428	5,290
Harex Info Tech, Inc.		1,114		823		1,782	(868)
SKT Vietnam PTE Ltd.		57,159		21,339		191	(112,992)
Skytel Co., Ltd.		58,796		7,821		38,382	13,830
SK China Company Ltd.		17,865		1,009		12,461	2,848
SK Telecom China Co., Ltd.		9,698		254		—	(96)
TR Entertainment		6,727		1,236		11,279	(665)
ULand Company Ltd.		8,072		2,628		7,349	(1,463)
Virgin Mobile USA, Inc.		384,918		719,870		—	(8,355)
SKT Americas, Inc.		27,667		1,535		22,504	(15,845)
SK Telecom China Holding Co., Ltd.		34,629		11,233		27,786	(10,051)
SK USA, Inc.		13,433		2,213		10,270	1,393
Korea IT Fund		348,880		—		30,913	13,912
1st Music Investment Fund of SK-PVC		6,831		51		101	51
2nd Music Investment Fund of SK-PVC		10,186		46		230	180
SK-KTB Music Investment Fund		18,356		107		614	(460)
Stonebridge Cinema Fund (formerly IMM Cinema Fund)		18,093		—		332	216
Michigan Global Cinema Fund		10,131		90		3,804	203
3rd Fund of Isu Entertainment		5,233		—		219	215
SK Telecom Advanced Tech & Service Center		9,538		2		—	440
Cyworld China Holdings		6,159		7,140		1,252	(3,286)
Magic Tech Network		10,802		7,666		703	(3,891)
SK Telecom Global Investment B.V.		41,098		85		391	105
SKY Property Mgmt. Ltd.		596,356		154,940		41,270	3,169
Wave City Development Co. Ltd.		812		459		1,331	27
Prmaxsoftware Tech. Co., Ltd.		5,417		2,915		1,594	(9,687)
Benex Digital Cultural Contents Fund		24,661		4		620	(782)
Benex Focus Limited Partnership II		29,673		—		666	(460)
K-net Culture & Contents		18,916		6		262	(1,016)
Open Innovation Fund		20,237		—		655	(107)
UniSk		12,780		4,112		9,757	735
SK Beijing Industrial Development Co., Ltd.		18,486		477		—	(5,448)
Daehan Kanggun BcN Co., Ltd.		36,592		11,517		—	3

5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009
	Short-term		Long-term		Total		2008

Loans to employees’ stock ownership association (Note)	~~W~~	1,165	~~W~~	57,032	~~W~~	58,197	~~W~~	60,908
Loans to employees for housing and other		41		5		46		106

Total	~~W~~	1,206	~~W~~	57,037	~~W~~	58,243	~~W~~	61,014

(Note)	The Company loaned the amount above to Employees’ Stock Ownership Association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.
6. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	Useful lives
	(years)	2009		2008

Land	—	~~W~~	416,732	~~W~~	447,088
Buildings and structures	30,15		1,577,119		1,510,018
Machinery	6		14,236,456		13,441,993
Vehicles	4		54,189		21,070
Other	4		1,004,183		1,016,133
Construction in progress	—		336,835		281,574

			17,625,514		16,717,876
Less accumulated depreciation			(12,428,993)		(12,019,662)

Property and equipment, net		~~W~~	5,196,521	~~W~~	4,698,214

The standard value of land declared by the government as of December 31, 2009 and 2008 is ~~W~~567,641 million and ~~W~~598,109 million, respectively.

Details of change in property and equipment for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2009
					Business
	Beginning				acquisition							Ending
	balance		Acquisition		(Note)		Disposal	Transfer		Depreciation		balance

Land	~~W~~	447,088	~~W~~	8,589	~~W~~	3,408	(~~W~~42,883)	~~W~~	530	~~W~~	—	~~W~~	416,732
Buildings and structures		1,012,226		7,098		66,404	(18,323)		1,409		(57,688)		1,011,126
Machinery		2,594,086		85,703		534,922	(5,372)		1,273,350		(1,381,587)		3,101,102
Vehicles		2,035		793		—	(669)		34,339		(2,248)		34,250
Other		361,205		950,971		206	(26,593)		(883,568)		(105,745)		296,476
Construction in progress		281,574		629,933		7,031	(20,740)		(560,963)		—		336,835

Total	~~W~~	4,698,214	~~W~~	1,683,087	~~W~~	611,971	(~~W~~114,580)		(~~W~~134,903)		(~~W~~1,547,268)	~~W~~	5,196,521

(Note) The Company acquired the leased line business from SK Networks Co., Ltd. (See Note 27).

	For the year ended December 31, 2008
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	444,252	~~W~~	98	(~~W~~1,147)	~~W~~	3,885	~~W~~	—	~~W~~	447,088
Buildings and structures		1,054,484		9,816	(1,080)		5,335		(56,329)		1,012,226
Machinery		2,495,252		48,410	(7,345)		1,368,276		(1,310,507)		2,594,086
Vehicles		3,196		915	(240)		—		(1,836)		2,035
Other		305,095		1,118,010	(27,948)		(927,680)		(106,272)		361,205
Construction in progress		292,134		626,501	(13,461)		(623,600)		—		281,574

Total	~~W~~	4,594,413	~~W~~	1,803,750	(~~W~~51,221)		(~~W~~173,784)		(~~W~~1,474,944)	~~W~~	4,698,214

7. INTANGIBLE ASSETS
Intangible assets as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009					2008
	Acquisition		Accumulated	Carrying		Acquisition		Accumulated	Carrying
	cost		amortization	amounts		cost		amortization	amounts

Goodwill	~~W~~	2,340,495	(~~W~~1,032,073)	~~W~~	1,308,422	~~W~~	2,341,625	(~~W~~902,259)	~~W~~	1,439,366
Frequency use rights		1,385,120	(657,880)		727,240		1,385,120	(541,349)		843,771
Software development costs		192,040	(179,512)		12,528		188,358	(174,869)		13,489
Computer software		1,370,128	(807,854)		562,274		1,174,908	(586,654)		588,254
Other		148,947	(93,475)		55,472		139,562	(82,850)		56,712

	~~W~~	5,436,730	(~~W~~2,770,794)	~~W~~	2,665,936	~~W~~	5,229,573	(~~W~~2,287,981)	~~W~~	2,941,592

Details of changes in intangible assets for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2009
					Business
	Beginning				acquisition						Ending
	balance		Increase		(Note)		Decrease	Transfer		Amortization	balance

Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	(~~W~~1,130)	~~W~~	—	(~~W~~129,814)	~~W~~	1,308,422
Frequency use rights		843,771		—		—	—		—	(116,531)		727,240
Software development costs		13,489		—		—	—		3,682	(4,643)		12,528
Computer software		588,254		40,689		6,138	(4,952)		153,345	(221,200)		562,274
Other		56,712		11,118		—	(3,115)		1,382	(10,625)		55,472

Total	~~W~~	2,941,592	~~W~~	51,807	~~W~~	6,138	(~~W~~9,197)	~~W~~	158,409	(~~W~~482,813)	~~W~~	2,665,936

(Note) The Company acquired the leased line business from SK Networks Co., Ltd. (See Note 27).

	For the year ended December 31, 2008
	Beginning
	balance		Increase		Decrease		Transfer		Amortization	Ending balance

Goodwill	~~W~~	1,569,247	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~129,881)	~~W~~	1,439,366
Frequency use rights		960,302		—		—		—	(116,531)		843,771
Software development costs		13,029		53		—		9,726	(9,319)		13,489
Computer software		585,574		54,541		(10,309)		161,819	(203,371)		588,254
Other		46,790		16,837		(258)		2,719	(9,376)		56,712

	~~W~~	3,174,942	~~W~~	71,431		(~~W~~10,567)	~~W~~	174,264	(~~W~~468,478)	~~W~~	2,941,592

The book value as of December 31, 2009 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,306,236	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	10 years and 3 months
IMT license		677,058	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		45,574	WiBro Service	(Note b)
DMB license		4,607	DMB Service	6 years and 6 months

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8. BONDS PAYABLE
Bonds payable as of December 31, 2009 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese Yen):

	Maturity	Annual interest
	year	rate (%)	2009		2008

Domestic general bonds	2009	5.0	~~W~~	—	~~W~~	300,000
”	2010	4.0		140,000		200,000
”	2010	6.77		50,000		50,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2013	6.92		250,000		250,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0		200,000		200,000
”	2016	5.54		40,000		—
”	2016	5.92		230,000		—
”	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		350,280		377,250
Dollar denominated bonds (US$400,000)	2027	6.63		467,040		503,000
Yen denominated bonds		3-month Euro Yen
(JPY 12,500,000)	2012	LIBOR rate +0.55 (note a)		157,852		174,237
Yen denominated bonds		3-month Euro Yen
(JPY 5,000,000)	2012	TIBOR rate +2.5 (Note b)		63,141		—
Yen denominated bonds		3-month Euro Yen
(JPY 3,000,000)	2012	LIBOR rate +2.5 (Note a)		37,885		—
Convertible bonds (US$229,160)	2009	—		—		268,415
Convertible bonds (US$332,528)	2014	1.75		437,673		—
Floating rate notes (US$150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		175,140		188,625
Floating rate notes (US$220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		256,872		—

Total				3,855,883		3,511,527
Less discounts on bonds				(61,227)		(61,143)
Less conversion right adjustments				(81,235)		(5,733)
Add long-term accrued interest				—		17,256

Net				3,713,421		3,461,907
Less portion due within one year				(364,205)		(579,424)

Long-term portion			~~W~~	3,349,216	~~W~~	2,882,483

(Note a)	The 3-months Euro Yen LIBOR rate as of December 31, 2009 is 0.28%.

(Note b)	The 3-months Euro Yen TIBOR rate as of December 31, 2009 is 0.46%.

(Note c)	The 3-months LIBOR rate as of December 31, 2009 is 0.25%.

All of the above bonds will be paid in full at maturity.
On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of December 31, 2009 is 1,999,997 shares.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.
During the year ended December 31, 2009, no conversion was made.
9. LONG-TERM BORROWINGS
Long-term borrowings as of December 31, 2009 and 2008 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest
	Lender	maturity year	rate (%) (note)	2009		2008

Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000	~~W~~	100,000
”	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000	~~W~~	100,000
”	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000	~~W~~	100,000
”	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000	~~W~~	150,000
”	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000	~~W~~	50,000
”	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
”	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

				US$	100,000	US$	100,000
Total				~~W~~	700,000	~~W~~	700,000

Equivalent in Korean won				~~W~~	816,760	~~W~~	825,750
Less current portion					—		—

Long-term borrowings				~~W~~	816,760	~~W~~	825,750

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2009 in accordance with the loan agreement.
(Note) At December 31, 2009, the 91 days CD yield and the 6M LIBOR rate are 2.86% and 0.43%, respectively.

10. SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.
Long-term subscription deposits held as of December 31, 2009 and 2008 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
	per subscriber
Service type	(in Korean won)		2009		2008
Cellular	~~W~~	200,000	~~W~~	5,480	~~W~~	4,796

11. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of December 31, 2009 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	2009				2008
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent

Cash and cash equivalents	US$	3,663	~~W~~	4,277	US$	6,742	~~W~~	8,479
”	EUR	8		13	EUR	84		150
”		—		—	JPY	1,111		15
Accounts receivable — trade	US$	5,236		6,114	US$	9,264		11,649
”	EUR	187		313	EUR	187		332
”		—		—	CNY	5,620		1,035
Accounts receivable — other	US$	182		212	US$	2		3
”	CNY	1,131		194	CNY	7,888		1,452
Guarantee deposits	US$	8		9	US$	8		9
”	JPY	17,397		220	JPY	17,397		242

			~~W~~	11,352			~~W~~	23,366

Accounts payable	US$	9,118	~~W~~	10,647	US$	19,324	~~W~~	24,300
”	JPY	99,742		1,259	JPY	111,660		1,556
”	HK$	19		3	HK$	41		7
”	GBP	78		146	GBP	38		70
”	SG$	1		1	SG$	1		1
”	EUR	810		1,356	EUR	1,104		1,962
”	CHF	19		22		—		—
”	CNY	2		1	CNY	2		1

			~~W~~	13,435			~~W~~	27,897

12. CAPITAL STOCK
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of December 31, 2009 and 2008 are as follows:

	2009	2008

Authorized shares	220,000,000	220,000,000
Issued shares (Note a)	80,745,711	81,193,711
Outstanding shares, net of treasury stock	72,344,999	72,486,015
Significant changes in capital stock and capital surplus for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won except for share data):

	Number of shares			Additional paid in
	issued (Note)	Capital stock		capital

At December 31, 2008	81,193,711	~~W~~	44,639	~~W~~	2,915,887

At December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with the Korean Commercial Law. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the years ended December 31, 2009 and 2008.
13. RETAINED EARNINGS
Details of appropriated retained earnings as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for loss on disposal of treasury stock		—		255,984
Reserve for research and manpower development		672,595		872,595
Reserve for business expansion		7,045,138		6,344,138
Reserve for technology development		1,150,000		800,000

Total	~~W~~	8,890,053	~~W~~	8,295,037

     a. Legal Reserve
The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

     b. Reserve for Loss on Disposal of Treasury Stock and Research and Manpower Development
Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.
     c. Reserve for Business Expansion and Technology Development
The reserve for business expansion and technology and development are voluntary and were approved by the board of directors and stockholders.
14. TREASURY STOCK
Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 8,609,034 shares for ~~W~~2,041,483 million through 2007.
On January 23, 2008, treasury stock of 208,326 shares with carrying value totaling ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock increased by ~~W~~7,155 million for the year ended December 31, 2008.
In addition, from December 2, 2008 through January 7, 2009, the Company acquired 448,000 shares of treasury stock for ~~W~~92,476 million in accordance with a resolution of the board of directors on October 23, 2008 and retired the shares with the Company’s retained earnings for ~~W~~92,476 million in accordance with a resolution of board of directors on January 9, 2009. As a result of these transactions, retained earnings decreased by ~~W~~92,476 million. On December 15, 2009, the Company acquired 4 shares of treasury stock for ~~W~~7 million by acquisition request of odd lot stock which incurred in the merger with Shinsegi Telecom, Inc.
Resulting from this, treasury stocks as of December 31, 2009 and 2008 are 8,400,712 shares (acquisition cost: ~~W~~1,992,083 million) and 8,707,696 shares (acquisition cost: ~~W~~2,055,620 million), respectively.

15. INCOME TAX
     a. Details of income tax expense
Income tax expense for the years ended December 31, 2009 and 2008 consists of the following (In millions of Korean won):

	2009		2008

Current	~~W~~	597,396	~~W~~	482,065
Deferred (Note a)		(228,392)		(253,647)

Income tax expense	~~W~~	369,004	~~W~~	228,418

(Note a)	Changes in net deferred tax liabilities for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Ending balance of net deferred tax liabilities	~~W~~	16,033	~~W~~	257,939
Beginning balance of net deferred tax liabilities		(257,939)		(1,015,002)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		5,320		3,944
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		8,194		499,472

		(~~W~~228,392)		(~~W~~253,647)

b.	An explanation of the relationship between income tax expense and income before income tax expense for the years ended December 31, 2009 and 2008 is as follows (In millions of Korean won) :

	2009		2008

Income before income tax expense	~~W~~	1,657,344	~~W~~	1,506,076
Income tax expense at statutory income tax rate (Note a)		401,053		414,140
Differences (Note b)		(32,049)		(185,722)

Income tax expense	~~W~~	369,004	~~W~~	228,418

Effective tax rates		22.26%		15.17%

(Note a)	The statutory income tax rate for the taxable income up to ~~W~~200 million and above ~~W~~200 million for the year ended December 31, 2009 is 12.1% and 24.2%, respectively. Statutory income tax rate for the taxable income up to ~~W~~200 million and above ~~W~~200 million for the year ended December 31, 2008 was 12.1% and 27.5%, respectively.

(Note b)	The difference items between income tax computed using the statutory corporate income tax rates and the recorded income tax for the years ended December 31, 2009 and 2008 is as follows (In millions of Korean won):

	2009		2008

Permanent difference	~~W~~	23,487	~~W~~	27,218
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		16,629		(43,777)
Tax credit for investment and other		(96,266)		(96,444)
Special surtax for agriculture and fishery industries		16,521		17,478
Additional income tax (tax refund) for prior periods		11,142		(60,187)
Effect of statutory corporate income tax rates change		(3,562)		(30,010)

	(~~W~~	32,049)	(~~W~~	185,722)

c.	Change in cumulative temporary differences and deferred tax assets (liabilities)

Changes in cumulative temporary differences for the years ended December 31, 2009 and 2008 and deferred tax assets (liabilities) as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	January 1,		Increase		Decrease		December 31,
Description	2009		(Note a)		(Note a)		2009
Current:
Allowance for doubtful accounts	~~W~~	42,197	~~W~~	143,657	~~W~~	42,863	~~W~~	142,991
Accrued interest income		(5,490)		(2,623)		(5,490)		(2,623)
Bad debt		77,405		5,261		(43,909)		126,575
Accrued expenses		86,731		78,044		27,172		137,603
Other		17,285		502,267		2,167		517,385

Total		218,128		726,606		22,803		921,931
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	89,573	~~W~~	726,606	~~W~~	22,803	~~W~~	793,376

Current deferred tax assets-net (Note b)	~~W~~	21,677					~~W~~	194,825

Non-current:
Bad debt	~~W~~	48,257	~~W~~	—	~~W~~	48,257	~~W~~	—
Property and equipment		(97,992)		23,644		(63,643)		(10,705)
Loss on impairment of long-term investment securities		357,092		6,245		201,243		162,094
Loss on impairment of other long-term assets		8,122		—		8,122		—
Reserves for research and manpower development		(350,000)		(363,000)		(166,667)		(546,333)
Equity in (earnings) losses of affiliates		(42,707)		454,188		10,400		401,081
Equity in other comprehensive income of affiliates		38,945		—		(19,754)		58,699
Unrealized loss on valuation of long-term investment securities, net (other comprehensive income)		(539,150)		(750,854)		(1,044)		(1,288,960)
Accrued severance indemnities		59,101		17,794		12,617		64,278
Deposits for severance indemnities		(58,427)		(18,468)		(12,617)		(64,278)
Loss on valuation of currency swap		(51,556)		96,411		190,359		(145,504)
Loss on valuation of currency swap (other comprehensive income)		18,328		70,082		89,374		(964)
Loss on valuation of interest rate swap (other comprehensive income)		33,499		—		19,483		14,016
Gain on conversion of convertible bond		(373,140)		—		(373,140)		—
Considerations for conversion right		(5,732)		(93,067)		(11,831)		(86,968)
Long-term accrued interest		17,256		—		17,256		—
Loss (Gain) on foreign currency translation		(295,250)		423,677		77,619		50,808
Goodwill relevant to lease line		—		870,713		50,724		819,989
Other		483,575		159,894		434,695		208,774

Total		(749,779)		897,259		511,453		(363,973)
Temporary differences unlikely to be realized		(496,155)		—		111,131		(607,286)

Total non-current cumulative temporary differences-net	(~~W~~	1,245,934)	~~W~~	897,259	~~W~~	622,584	(~~W~~	971,259)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	279,616)					(~~W~~	210,859)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities as of January 1, 2009 is 24.2% and 22%. In addition, as of December 31, 2009, based on the announcement of the statutory income tax rate change, the tax rates used in measuring deferred tax assets and liabilities for the cumulative temporary differences which are expected to be realized during 2010, 2011 and after 2011 are 24.2% and 22%, respectively.

	January 1,		Increase		Decrease		December 31,
Description	2008		(Note a)		(note a)		2008
Current:
Allowance for doubtful accounts	~~W~~	31,907	~~W~~	38,750	~~W~~	28,460	~~W~~	42,197
Accrued interest income		(5,025)		(5,490)		(5,025)		(5,490)
Bad debt		115,926		10,034		48,555		77,405
Accrued expenses		92,536		12,970		18,775		86,731
Other		1,168		31,500		15,383		17,285

Total		236,512		87,764		106,148		218,128
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	107,957	~~W~~	87,763	~~W~~	106,148	~~W~~	89,573

Current deferred tax assets-net (note b)	~~W~~	29,688					~~W~~	21,677

Non-current:
Bad debt	~~W~~	—	~~W~~	48,555	~~W~~	298	~~W~~	48,257
Property and equipment		(155,202)		8,263		(48,947)		(97,992)
Loss on impairment of long-term investment securities		138,363		218,729		—		357,092
Loss on impairment of other long-term assets		2,651		8,122		2,651		8,122
Reserves for research and manpower development		(550,000)		—		(200,000)		(350,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		(255,984)		—
Equity in (earnings) losses of affiliates		92,160		3,378		138,245		(42,707)
Equity in other comprehensive income of affiliates		27,229		—		(11,716)		38,945
Unrealized loss on valuation of long-term investment securities, net (other comprehensive income)		(2,243,709)		(156,866)		(1,861,425)		(539,150)
Accrued severance indemnities		39,538		21,825		2,262		59,101
Deposits for severance indemnities		(38,706)		(21,983)		(2,262)		(58,427)
Loss on valuation of currency swap		22,502		190,359		264,417		(51,556)
Loss on valuation of currency swap (other comprehensive income)		24,249		221,084		227,005		18,328
Loss on valuation of interest rate swap (other comprehensive income)		(3,170)		36,669		—		33,499
Gain on conversion of convertible bond		(373,140)		—		—		(373,140)
Considerations for conversion right		(19,664)		—		(13,932)		(5,732)
Long-term accrued interest		17,256		—		—		17,256
Loss (Gain) on foreign currency translation		—		127,489		422,739		(295,250)
Other		44,962		451,610		12,997		483,575

Total		(3,230,665)		1,157,234		(1,323,652)		(749,779)
Temporary differences unlikely to be realized		(568,208)		—		(72,055)		(496,155)

Total non-current cumulative temporary differences-net	(~~W~~	3,798,873)	~~W~~	1,157,234	(~~W~~	1,395,707)	(~~W~~	1,245,934)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	1,044,690)					(~~W~~	279,616)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities as of January 1, 2008 is 27.5%. In addition, as of December 31, 2008, based on the announcement of the statutory income tax rate change, the tax rates used in measuring deferred tax assets and liabilities for the cumulative temporary differences which are expected to be realized during 2009 and after 2009 are 24.2% and 22%, respectively.
d.	Deferred tax assets and liabilities before offsetting as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009						2008
	Current		Non-current		Sub-total		Current		Non-current		Sub-total

Deferred tax assets	~~W~~	201,321	~~W~~	269,951	~~W~~	471,272	~~W~~	34,094	~~W~~	151,597	~~W~~	185,691
Deferred tax liabilities		(6,495)		(480,810)		(487,305)		(12,417)		(431,213)		(443,630)

Deferred tax assets (liabilities), net	~~W~~	194,826	(~~W~~	210,859)	(~~W~~	16,033)	~~W~~	21,677	(~~W~~	279,616)	(~~W~~	257,939)

e.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss)

Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Gains on disposal of treasury stock	(~~W~~	29,805)	(~~W~~	28,368)
Consideration for conversion right		(30,770)		(11,325)
Other capital adjustments		189,310		—
Equity method in capital adjustments		1,648		4,677
Unrealized loss on valuation of long-term investment securities, net		(285,694)		(125,881)
Equity in other comprehensive income of affiliates, net		(1,053)		(12,192)
Loss on valuation of currency swap, net		(212)		4,032
Loss on valuation of interest rate swap, net		3,083		7,370

Total	(~~W~~	153,493)	(~~W~~	161,687)

16. COMPREHENSIVE INCOME
Details of comprehensive income for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009			2008
	Profit and			Profit and
	loss effect		Tax effect	loss effect		Tax effect

Net income	~~W~~	1,288,340		~~W~~	1,277,658
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		589,875	(~~W~~159,813)		(1,213,420)	~~W~~	491,139
Equity in other comprehensive income of affiliates, net		(79,985)	11,139		18,248		(11,465)
Loss on valuation of currency swap, net		15,048	(4,244)		3,284		(2,636)
Gain (loss) on valuation of interest rate swap, net		15,197	(4,286)		23,831		8,242

Sub-total		540,135	(~~W~~157,204)		(1,168,057)	~~W~~	485,280

Comprehensive income	~~W~~	1,828,475		~~W~~	109,601

17. NET INCOME AND ORDINARY INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the years ended December 31, 2009 and 2008 is computed as follows (In millions of Korean won, except for per share income per share):
Net income and ordinary income per share

	2009		2008

Net income and ordinary income	~~W~~	1,288,340	~~W~~	1,277,658
Weighted average number of common shares outstanding		72,346,763		72,765,557

Net income and ordinary income per share (In Korean won)	~~W~~	17,808	~~W~~	17,559

The weighted average number of common shares outstanding for the years ended December 31, 2009 and 2008 is calculated as follows:

	Number of	Weighted	Weighted
<2009>	shares	number of days	number of shares

Outstanding common stocks at January 1, 2009	81,193,711	365/365	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	366/366	(8,707,696)
Acquisition of treasury stock	(141,016)	360 (Note a)	(139,252)

Total	72,344,999		72,346,763

	Number of	Weighted	Weighted
<2008>	shares	number of days	number of shares

Outstanding common stocks at January 1, 2008	81,193,711	366/366	81,193,711
Treasury stocks at January 1, 2007	(8,609,034)	366/366	(8,609,034)
Acquisition of treasury stock	(306,988)	(Note a)	(14,924)
Disposal of treasury stock	208,326	344/366	195,804

Total	72,486,015		72,765,557

(Note a)	The Company acquired treasury stocks on many different dates during the years ended December 31, 2009 and 2008, and weighted number of shares was calculated considering each transaction date
Diluted net income and ordinary income per share amounts for the years ended December 31, 2009 and 2008 is computed as follows (In millions of Korean won, except for share data):
Diluted net income and ordinary income per share

	2009		2008

Adjusted net income and ordinary income	~~W~~	1,308,824	~~W~~	1,288,808
Adjusted weighted average number of common shares outstanding		74,367,734		74,090,301

Diluted net income and ordinary income per share (in Korean won)	~~W~~	17,599	~~W~~	17,395

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2009 and 2008 are calculated as follows (In millions of Korean won, except for share data):

	2009		2008

Net income and ordinary income	~~W~~	1,288,340	~~W~~	1,277,658
Effect of convertible bonds (Note a)		20,484		11,150

Adjusted net income and ordinary income	~~W~~	1,308,824	~~W~~	1,288,808

	2009		2008
Weighted average number of common shares outstanding	~~W~~	72,346,763	~~W~~	72,765,557
Effect of convertible bonds (Note a)		2,020,971		1,324,744

Adjusted weighted average number of common shares outstanding	~~W~~	74,367,734	~~W~~	74,090,301

(Note a)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
18. RESTRICTED CASH AND CASH EQUIVALENTS
As of December 31, 2009, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~ 19 million and deposits restricted for a charitable trust for the public totaling ~~W~~ 50,000 million and ~~W~~ 6,500 million of which due date is June 2, 2010 and May 4, 2011, respectively.
19. DIVIDEND DISCLOSURE
Details of dividends, which were declared for the years ended December 31, 2009 and 2008, are as follows (In millions of Korean won except for per share data):

		Number of shares	Face value
	Dividend type	outstanding	per share		Dividend ratio	Dividends
2009	Cash dividends (interim)	72,345,003	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	72,344,999	~~W~~	500	1,680%		607,698

	Total					~~W~~	680,043

2008	Cash dividends (interim)	72,793,003	~~W~~	500	200%	~~W~~	72,793
	Cash dividends (year-end)	72,524,203	~~W~~	500	1,680%		609,203

	Total					~~W~~	681,996

Dividends payout ratios (including interim dividend) for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008
Dividends	~~W~~	680,043	~~W~~	681,996
Net income		1,288,340		1,277,658

Dividends payout ratio		52.78%		53.38%

Dividends yield ratios (including interim dividend) for the years ended December 31, 2009 and 2008 are as follows (In Korean won):

	2009		2008

Dividend per share	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end		169,500		209,000

		5.55%		4.49%

20. INSURANCE
As of December 31, 2009, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage

				US$	56,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,553,828	~~W~~	7,955,876

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~ 50,000 million.
21. RELATED PARTY TRANSACTIONS
As of December 31, 2009 and 2008, the parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
”	SK Communications Co., Ltd.	64.8	Internet website services
”	SK Telink Co., Ltd.	90.8	Telecommunication service
”	PAXNet Co., Ltd.	59.7	Internet website services
”	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
”	TU Media Corp.	44.2	Digital multimedia broadcasting service
”	IHQ, Inc.	37.1	Entertainment management
”	Ntreev Soft Co., Ltd.	66.7	Game software production
”	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
”	Loen Entertainment, Inc.	63.5	Release of music disc
”	The Second Music Investment Fund of SK-PVC	79.3	Investment association
”	SK-KTB Music Investment Fund	74.2	Investment association
”	Stonebridge Cinema Fund	45.6	Investment association
”	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
”	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
”	Benex Digital Cultural Contents Fund	19.9	Investment association
”	Benex Focus Limited Partnership II	66.7	Investment association
”	Open Innovation Fund	98.5	Investment association
”	PS&Marketing Corporation	100.0	Retail
”	K-net Culture & Contents Venture Fund	59.0	Investment association
”	Benex Movie Investment Fund	46.6	Investment association
”	SK Telecom China Holdings	100.0	Equity investment (Holding company)
”	SK Telecom Advanced Tech & Service Center	100.0	Mobile solution production
”	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Notec c)	GPS manufacturing and selling
”	SKY Property Mgmt. Ltd.	60.0	Equity investment
”	SK Telecom Global Investment B.V.	100.0	Equity investment

		Ownership
Type	Company	percentage (%)	Types of business
”	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
”	SK Telecom China Co., Ltd.	100.0	Telecommunication service
”	SKT Americas, Inc.	100.0	Telecommunication service

(Note a)	The ownership percentage represents ultimate parent company’s ownership owner the Parent Company.

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related parties
Significant related party transactions for the years ended December 31, 2009 and 2008, and account balances as of December 31, 2009 and 2008 are as follows (In millions of Korean won):
b-(1) Transactions

	2009						2008
			Commissions						Commissions		Commissions
	Purchases of		paid and		Commissions		Purchases of		paid and		earned and
	property and		other		earned and		property and		other		other
	equipment		expenses		other income		equipment		expenses		income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	173,855	~~W~~	286,102	~~W~~	6,609	~~W~~	199,338	~~W~~	259,154	~~W~~	9,092

Parent Company:
SK Holdings Co., Ltd.		85		24,462		813		—		1,127		588

Subsidiaries:
SK Broadband Co., Ltd.		3,301		63,782		56,501		—		16,417		45,155
SK Communications Co., Ltd.		1,011		25,362		8,879		1,330		32,689		7,441
SK Telink Co., Ltd.		204		13,194		36,890		353		13,487		31,468
F&U Credit Information Co., Ltd.		—		48,526		1,540		—		54,567		1,521
TU Media Corp.		719		92,761		34,347		109		47,016		43,220
SKT Americas, Inc.		—		18,259		—		—		22,123		—
Loen Entertainment, Inc		—		35,079		6,092		16		30,573		129
Commerce Planet Co., Ltd.		700		43,603		9,067		—		22,612		3,309
SK Telecom China Holdings		—		26,660		—		—		32,716		—
PS&Marketing Corporation		—		200,232		1,053		—		—		—
Others		1,900		28,894		3,801		5,163		21,525		3,929

Equity Method Investees:
SK Marketing & Company Co., Ltd.		6,130		133,459		4,280		—		44,647		6,134
SK Wyverns Baseball Club Co., Ltd.		—		21,414		316		—		21,014		603
Wave City Development Co. Ltd.		—		—		34,920		—		—		—
Others		73		10,765		2		193		18,849		375

Others:
SK Energy Co., Ltd.		—		1,069		5,976		2,973		16,997		8,166
SK Engineering & Construction Co., Ltd.		308,334		30,871		2,230		256,549		17,025		2,705
SK Networks Co., Ltd.		1,498,748		730,373		23,804		4,560		730,065		20,061
SK Networks Service Co., Ltd.		—		23,479		281		—		20,599		—
Innoace Co., Ltd.		12,707		16,390		249		26,883		9,066		227
SK Telesys Co., Ltd.		223,310		12,660		1,504		254,358		8,787		642
SK Networks Co., Ltd. Walkerhill		—		12,522		471		—		17,732		505
Others		10,284		13,408		4,640		7,450		10,037		4,957

Total	~~W~~	2,241,361	~~W~~	1,913,326	~~W~~	244,265	~~W~~	759,275	~~W~~	1,468,824	~~W~~	190,227

b-(2) Account balances

	2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	758	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	89,318	~~W~~	—

Parent Company:
SK Holdings Co., Ltd.		248		—		—		—		1		—

Subsidiaries:
SK Broadband Co., Ltd.		2,356		—		—		1,216		374		5,114
SK Communications Co., Ltd.		1,785		—		—		—		12,738		5,524
SK Telink Co., Ltd.		797		—		—		—		700		1,022
PS&Marketing Co., Ltd.		159		—		—		—		32,400		5,084
F&U Credit Information Co., Ltd.		8		—		—		—		3,617		—
TU Media Corp.		4,051		—		—		—		114		2,709
SKT Americas, Inc.		—		—		—		—		5,567		—
IHQ, Inc.		51		—		—		—		—		—
Ntreev Soft Co., Ltd.		3,988		—		—		—		3,210		—
Commerce Planet Co., Ltd.		8,331		—		—		—		10,258		—
Loen Entertainment, Inc.		272		—		—		—		652		—
SKT Vietnam PTE Ltd.		3,835		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		8,500		—
Others		7		—		—		—		19		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,403		—		—		—		25,921		249
SK Wyverns Baseball Club Co., Ltd.		59		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,288		—

Others:
SK Energy Co., Ltd.		1,313		—		—		96		66		23
SK Engineering & Construction Co., Ltd.		182		—		—		—		991		83
SK Networks Co., Ltd.		890		—		—		112		109,900		1,256
SK Telesys Co., Ltd.		236		—		—		—		15,422		—
SK Networks Co., Ltd. Walkerhill		72		—		—		—		3,246		—
Others		1,036		—		—		5,400		5,425		—

Total	~~W~~	71,249	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	330,727	~~W~~	21,214

	2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK C&C Co., Ltd.	~~W~~	2,399	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	98,342	~~W~~	24
SK Holdings Co., Ltd.		46		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		1,662		—		—		60		5		4,805
SK Communications Co., Ltd.		1,450		—		—		—		15,221		5,524
SK Telink Co., Ltd.		7,115		—		—		—		24,215		1,217
SK Wyverns Baseball Club Co., Ltd.		114		575		2,982		—		11		—
PAXNet Co., Ltd.		—		—		—		—		725		150
F&U Credit Information Co., Ltd.		38		—		—		—		4,311		—
TU Media Corp.		4,318		—		—		—		13,055		2,709
SKT Americas, Inc.		—		—		—		—		8,234		—
IHQ, Inc.		29		—		—		—		1,159		—
Ntreev Soft Co., Ltd.		32		—		—		—		5,145		—
Commerce Planet Co., Ltd.		567		—		—		—		5,966		—
Loen Entertainment, Inc.		3,523		—		—		—		3,998		—
SKT Vietnam PTE Ltd.		3,130		—		—		—		—		—
SK Telecom China Co., Ltd.		1,035		—		—		—		—		—
Others		62		—		—		—		4,172		—

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,113		—		—		—		17,916		248
Virgin Mobile USA, Inc.		151		—		22,821		—		—		—
Aircross Co., Ltd.		57		—		—		—		397		276
Others		—		—		—		—		1,575		—

Others:
SK Energy Co., Ltd.		45		—		—		140		3,448		—
SK Engineering & Construction Co., Ltd.		203		—		—		—		1,164		1,076
SK Networks Co., Ltd.		771		—		—		112		57,400		3,537
Innoace Co., Ltd.		—		—		—		—		3,889		2,444
SK Telesys Co., Ltd.		332		—		—		—		11,152		—
Others		463		—		—		900		8,057		—

Total	~~W~~	28,655	~~W~~	575	~~W~~	25,803	~~W~~	1,212	~~W~~	289,557	~~W~~	22,010

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009						2008
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

8 Registered directors (including outside directors)	~~W~~	6,422	~~W~~	276	~~W~~	6,698	~~W~~	4,405	~~W~~	556	~~W~~	4,961

22. PROVISION
a.	Provision for point program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.
Details of change in the provisions for such mileage points for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Beginning balance	~~W~~	24,889	~~W~~	27,668
Increase		11,400		12,430
Decrease (used points)		(17,433)		(15,209)
Decrease (reversal of provision for mileage points)		—		—

Ending balance	~~W~~	18,856	~~W~~	24,889

Points expire after 5 years. The expected year when unused points as of December 31, 2009 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended December 31,	in nominal value		Current value

2010	~~W~~	8,549	~~W~~	8,096
2011		5,462		4,898
2012		3,494		2,967
2013		2,239		1,800
2014		1,437		1,095

Ending balance	~~W~~	21,181	~~W~~	18,856

b.	Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provisions for handset subsidies for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Beginning balance	~~W~~	339,696	~~W~~	—
Increase (provision)		695,330		433,276
Decrease (subsidy payment)		(425,293)		(93,580)

Ending balance	~~W~~	609,733	~~W~~	339,696

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended December 31,	in nominal value		Present value

2010	~~W~~	527,347	~~W~~	515,817
2011		99,454		93,916

Ending balance	~~W~~	626,801	~~W~~	609,733

23. DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,402 million (net of tax effect totaling ~~W~~1,218 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~5,557 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,265 million (net of tax effect totaling ~~W~~197 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~21,960 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,644 million (net of tax effect totaling ~~W~~1,063 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~53,824 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,313 million (net of tax effect totaling ~~W~~1,498 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~41,956 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,553 million (net of tax effect totaling ~~W~~720 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~8,239 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,674million (net of tax effect totaling ~~W~~472 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~15,461 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~915 million (net of tax effect totaling ~~W~~258 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 13, 2008. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~10,017 million (net of tax effect totaling ~~W~~2,826 million) was accounted for as accumulated other comprehensive loss.

c.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~93,039 million and gain on valuation of currency swap of ~~W~~233,056 million for the years ended December 31, 2009 and 2008, respectively, was charged to current operations.

d.	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~3,372 million for the year ended December 31, 2009 was charged to current operations.

As of December 31, 2009, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of December 31, 2009 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 – Apr. 1, 2011	~~W~~	1,937	~~W~~	—	~~W~~	—	~~W~~	1,937
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct 10, 2006 – Oct 10, 2013		19,498		—		—		19,498
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 – Jul. 20, 2017		—		—		147,333		147,333
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 – Nov. 13, 2012		54,405		—		—		54,405

Total assets					~~W~~	75,840	~~W~~	—	~~W~~	147,333	~~W~~	223,173

Current liabilities:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 – Nov 20, 2010	~~W~~	35,145	~~W~~	—	~~W~~	—	~~W~~	35,145
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 – Jun. 29, 2010		1,173		—		—		1,173
Non-current liabilities:
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 – Jan. 22, 2012		4,966		—		—		4,966
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 5, 2009 – Mar. 5, 2012		13,315		—		—		13,315
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 – August 12, 2011		12,843		—		—		12,843
Floating-to-fixed interest rate swap	Long-term borrowings	US$	220,000	April 29, 2009 – April 29, 2012		—		—		3,372		3,372

Total liabilities					~~W~~	67,442	~~W~~	—	~~W~~	3,372	~~W~~	70,814

24. SUBSEQUENT EVENT
a. Acquisition of shares of Hana Card Co., Ltd.
In accordance with the resolution of board of directors dated December 14, 2009, the Company is scheduled to acquire 57,647,058 shares or 49% of ownership percentage of Hana Card Co., Ltd. for ~~W~~400,000 million on February 25, 2010. The acquisition of the shares depends on prerequisites fulfillment of payment of stock purchase amount and government permission such as approval for major shareholder by Financial Services Commission and notification of evaluation result on business combination by the Fair Trade Commission.
25. STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method.
Significant non-cash transactions for the years ended December 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Write-off of accounts receivable	~~W~~	39,862	~~W~~	36,678
Transfer from long-term loans to short-term loans		50,081		44,067
Transfer from long-term deposits and others to prepaid expenses		57,260		21,010
Transfer from long-term guarantee deposits received and others to accrued expenses		33,017		55,423
26. OPERATING RESULTS FOR THE FOURTH QUARTER
The Company’s key operating results for the three months ended December 31, 2009 and 2008 (unaudited) are as follows (In millions of Korean won, except for income per share):

	4th Quarter of
	2009		2008
	(unaudited)		(unaudited)

Operating revenue	~~W~~	3,100,103	~~W~~	3,006,818
Income before income tax		263,356		118,085
Net income		244,235		263,123

Net income per share (In Korean won)		3,376		3,616
27. BUSINESS ACQUISITION
On May 21, 2009, the board of directors of the Company resolved to acquire lease line business and other incidental business from SK Networks Co., Ltd. and the transaction was completed on September 30, 2009 by settling up relevant cost on January 4, 2010. The Company acquired total assets of ~~W~~635,864 million and assumed total liabilities of ~~W~~611,435 million. The total acquisition cost is ~~W~~892,755 million. As the above business acquisition incurred between the companies under common control, difference between the acquisition cost and net book value of acquired business totaling ~~W~~668,706 million (net of tax effect and including relevant cost ~~W~~2,028 million) was recorded as other capital adjustment.

28. ASSETS TRANSFER
On May 29, 2009, the Company sold ~~W~~669.7 billion of accounts receivable-other resulting from its mobile phone dealer financing plan to “Realizing T First Special Purpose Company” in exchange for cash of ~~W~~550 billion and subordinated bond of ~~W~~91 billion in asset-backed securitization transaction. As a result, the Company recorded loss on disposal of accounts receivable-other of ~~W~~28,711 million for the year ended December 31, 2009.
29. K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to train the concerned employees. As of December 31, 2009, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

Independent Accountant’s Review Report
on Internal Accounting Control System (“IACS”)
English Translation of a Report Originally Issued in Korean
To the Representative Director of
SK Telecom Co., Ltd.
We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2009. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2009, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2009, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”
We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.
A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.
Our review is based on the Company’s IACS as of December 31, 2009, and we did not review its IACS subsequent to December 31, 2009. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.
February 17, 2010

Report on the Assessment of Internal Accounting Control System (“IACS”)
To the Board of Directors and Audit Committee of
SK Telecom Co., Ltd.
I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2009.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.
Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2009, in all material respects, in accordance with the IACS Framework.
February 17, 2010

/s/ Dong Hyun Jang
Name:	Dong Hyun Jang
Title:	Internal Accounting Control Officer

/s/ Man Won Jung
Name:	Man Won Jung
Title:	Chief Executive Officer

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Senior Vice President

Date: April 29, 2010